FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Pursuant to Rule 13a-16 or 15d-16 of the
                             Securities Act of 1934

                           For the month of March 2003

                                 MULTICANAL S.A.
             (Exact name of Registrant as specified in its charter)

                                MULTICHANNEL S.A.
                 (Translation of Registrant's name into English)

                                   Avalos 2057
                         (1431) Buenos Aires, Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

             Form 20-F   X                             Form 40-F
                       -----                                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

                  Yes                                      No   X
                      -----                                   -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                          82 - ______________________.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

Forward-looking Statements

         This document may contain statements that could constitute forward-looking statements, including, but not limited to the Company's expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the impact of recent emergency laws enacted by the Argentine government; and the impact of rate changes and competition on the Company's future financial performance. Forward-looking statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future" or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company's expected results. The risks and uncertainties include, but are not limited to, uncertainties concerning the impact of emergency laws enacted by the Argentine government which have resulted in the repeal of Argentina's Convertibility Law, the devaluation of the peso, restrictions on the ability to exchange pesos into foreign currencies, and the adoption of a restrictive currency transfer policy. Changes in laws and economic and business conditions in Argentina have been extensive and rapid. It is difficult to predict the impact of these changes on the Company's future financial condition. Other factors may include, but are not limited to, the current and on-going recession in Argentina, growing inflationary pressure and reduction in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company's business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company's Form 20-F as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.

Recent Developments

         Substantially all of our operations, property and customers are located in Argentina. Accordingly, our revenues are primarily in pesos and our financial condition and results of operations depend primarily on macroeconomic and political conditions prevailing in Argentina. Substantially all of our debt, however, is denominated in U.S. dollars. The Argentine economy has experienced a persistent recession since 1998. In December 2001, the recession deepened into an unprecedented political and economic crisis which disrupted Argentina's financial system and effectively paralyzed its economy. Since December 1, 2001, Argentina has had five presidents, the last, Eduardo Duhalde, appointed by Congress on January 1, 2002. As of the date of this report, presidential elections are scheduled to take place on April 27, 2003, with a run-off election, if necessary, on May 13, 2003. At least 15 presidential candidates have been nominated, including 3 belonging to the ruling Peronist party, which as a result of internal matters failed to nominate a single candidate. There is very limited discussion or information regarding policies that would be implemented or promoted by the candidates. This uncertainty in turn translates into a delay in the adoption of numerous decisions affecting the country's economic performance.

         Since the fourth quarter of 2001, the Argentine government has undertaken numerous and far-reaching initiatives, the full consequences of which are still uncertain. These initiatives include:

         o   deferring the payment of certain of Argentina's sovereign debt;

         o ending the peso-U.S. dollar parity introduced in 1991 under the Convertibility Law and subsequently allowing the peso to float, resulting in the devaluation and volatility of the peso, which as of March 11, 2003 was trading at approximately Ps. 3.13 per U.S.$1.00;

         o introducing foreign exchange controls restricting, among other transactions, outflows of capital, including for the payment of foreign debt obligations such as our Existing Debt (as defined herein);

         o converting certain U.S. dollar-denominated debts into peso-denominated debts at a one-to-one exchange rate;

         o converting U.S. dollar-denominated bank deposits into peso-denominated bank deposits at an exchange rate of Ps.1.4 per U.S. dollar;

         o restructuring bank deposits and restricting bank withdrawals (the "corralito");

         o amending the Bankruptcy Law to protect debtors and subsequently leaving those amendments without effect;

         o amending the charter of Banco Central de la Republica Argentina (the "Central Bank") to allow it to print currency in excess of the amount of the foreign reserves it holds, make short-term advances to the Argentine government and provide financial assistance to financial institutions with liquidity constraints or solvency problems; and

         o allocating government bonds to financial institutions in compensation for losses incurred as a result of their obligation to convert U.S. dollar-denominated assets and liabilities into pesos on an "asymmetrical" basis.

         The Argentine government is expected to face severe fiscal problems due to the devaluation of the Argentine currency. Peso-denominated tax revenues constitute the primary source of its earnings, but most of its financial liabilities are U.S. dollar-denominated. The adoption of austere fiscal measures, which would be required to repay the Argentine government's debt and to balance its budget, may lead to further social unrest and political instability.

         Argentina's history prior to the adoption of the Convertibility Law raises serious doubts as to the ability of the Argentine government to maintain a strict monetary policy and control inflation. In the past, inflation materially undermined the Argentine economy and the government's ability to create conditions that would permit growth. Continued high inflation would likely deepen Argentina's current economic recession. Since the devaluation of the peso, the peso has been subject to inflation, with the WPI increase for the twelve-month period ended December 31, 2002 estimated at 118%, compared to a WPI increase of 121% for the nine-month period ended September 30, 2002 and a slight deflation in 2001.

         The rapid and radical nature of the recent changes in the Argentine social, political, economic and legal environment, and the absence of a clear political consensus in favor of the policies implemented by the Duhalde administration or any particular set of economic policies, created an atmosphere of great uncertainty and lack of confidence of the population in the banking system. As a result, commercial and financial activities were virtually paralyzed during 2002, further aggravating the economic recession which precipitated the current crisis. Moreover, due to the current social and political crisis, Argentina continues to face risks including (i) civil unrest, rioting, looting, nation-wide protests, widespread social unrest and strikes,
(ii) expropriation, nationalization and forced renegotiation or modification of existing contracts, and (iii) changes in taxation policies, including royalty and tax increases and retroactive tax claims.

         During the last quarter of 2002, the peso/U.S. dollar exchange rate remained stable and in recent weeks, the peso strengthened compared to the last quarter of 2002. It is unclear how the next presidential elections will affect the country's economy and the renegotiation of the outstanding debt.

         On January 16, 2003, after numerous months of unsuccessful negotiations, the Argentine government and the International Monetary Fund (the "IMF") subscribed to a letter of intent pursuant to which the IMF agreed to refinance debts owed to it by the Argentine government worth U.S.$660 million maturing within the seven months following the date of the letter. However, the agreement with the IMF does not contemplate providing new funds to the Argentine government.

         In a decision dated March 5, 2003, the Supreme Court of Argentina struck down the mandatory conversion of U.S. dollar deposits held by the province of San Luis with Banco de la Nacion Argentina pursuant to a decree issued by the Duhalde administration in January 2002 on constitutional grounds. The Supreme Court's decision creates uncertainty as to the implications for the banking system as a whole, including the need for the Argentine government to provide additional financial assistance to the banks in the form of U.S. dollar denominated bonds. This, in turn, adds to the country's outstanding debt and is viewed with concern by holders of Argentina's outstanding bonds.

         Our liquidity, financial condition, anticipated results of operations and business prospects have been materially adversely affected by the Argentine economic crisis and many of the measures taken by the Argentine government. The economic and financial crisis affecting Argentina has:

         o resulted in a continued net loss of subscribers, totaling approximately 352,000 over the twelve-month period ended December 31, 2002;

         o eliminated practically all of our sources of liquidity, resulting in our inability to refinance debt that matured in 2002 and is scheduled to mature in 2003;

         o caused us to default in the payment of principal and interest due on our Existing Debt;

         o given rise to a significant decline in the value of our assets and anticipated revenues; and

         o raised substantial doubts on the part of our independent accountants as to our ability to continue as a going concern.

Continuation of Operations

                  In the context of Argentina's severe economic recession, Multicanal must devote its resources and revenues to ensure the continuity of its operations. To this end, the Company has undertaken various measures, including deferring payments on its outstanding indebtedness, and renegotiating various contracts, including its contracts with programming suppliers, to convert substantially all dollar-denominated costs to peso-denominated costs for 2002, subject to adjustment to reflect changes in the Company's subscriber base and its ability to increase subscription fees. The Company engaged the services of a financial advisor to assist it in connection with the restructuring of its debt. Accordingly on January 31, 2003 the Company launched an offer to purchase for cash (the "Cash Tender Offer") U.S.$100 million of our 9 1/4% Notes due 2002, 10 1/2% Notes due 2007, 13.125% Series E Notes due 2009, 10 1/2% Series C
Notes due 2018, Series J Floating Rate Notes due 2003 (together, the "Existing Notes"), and other financial indebtedness (together, with the Existing Notes, the "Existing Debt") at a price of U.S.$300 per U.S.$1,000 aggregate principal amount of Existing Debt tendered for purchase. The Company will not pay any accrued and unpaid interest (including default interest and additional amounts, if any) on the Existing Debt that is tendered for purchase in the Cash Tender Offer. The Cash Tender Offer is currently scheduled to expire on March 12, 2003 at 5:00 p.m. New York City time, unless extended by Multicanal in its sole discretion.

         Additionally, on February 7, 2003 Multicanal announced that it is soliciting (the "APE Solicitation") from holders of its Existing Debt powers of attorney in favor of an attorney-in-fact, to execute an acuerdo preventivo extrajudicial (the "APE"). The APE Solicitation is subject to several conditions precedent. If the APE is approved (homologacion) by the bankruptcy court, each holder that accepted the APE Solicitation will receive, for each U.S.$1,000 principal amount of Existing Debt tendered in connection with the APE Solicitation, at its option, either, (i) U.S.$1,000 principal amount of the Company's 10-year Step-Up Notes or (ii) U.S.$315 principal amount of either (A) the Company's 7% 7-Year Notes or (B) the Company's 7-Year Floating Rate Notes, and 598 of the Company's class C shares of common stock. The Company is seeking to (i) exchange approximately U.S.$100 million principal amount of its Existing Debt for U.S.$100 million of 10-year Step-Up Notes, (ii) exchange U.S.$157.4 million principal amount of its Existing Debt for U.S.$102.3 million of its 7-Year Notes and capitalize approximately U.S.$167.4 million principal amount of its Existing Debt. The Company will not pay any accrued and unpaid interest (including default interest and additional amounts, if any) on the Existing Debt that is exchanged or capitalized pursuant to the APE. The APE Solicitation is currently scheduled to expire on March 12, 2003 at 5:00 p.m. New York City time, unless extended by Multicanal in its sole discretion. Although the restructuring described above contemplates a reduction of our debt that would reverse our negative shareholders' equity as of December 31, 2002, as of March 10, 2002, the date of our auditor's report, the success of the restructuring is still unknown. If the restructuring is not successful, we will likely commence voluntary insolvency proceedings (concurso).

Ability to Operate as a Going Concern

                  In their report accompanying the Company's consolidated financial statements for the year ended December 31, 2002, our independent accountants have noted that although the Company has prepared such financial statements following accounting principles applicable to a going concern, the uncertainty related to the outcome of the restructuring process, the changes in economic conditions in Argentina and the impact of those changes on the Company create substantial doubt as to the ability of the Company to continue to operate as a going concern.

Overview

         Set forth below is a discussion and analysis of our results of operations for the years ended December 31, 2002 and 2001. The financial information included in the discussion below as at December 31, 2002 and 2001 and for the years ended December 31, 2002 and 2001 is derived from our consolidated financial statements. The information in this section should be read together with the consolidated financial statements and the related notes included elsewhere in this report. Our consolidated financial statements were prepared in accordance with Argentine GAAP, which differ from U.S. GAAP.

Devaluation of the Peso

         From April 1991 through January 6, 2002, the peso traded at a rate of 1 to 1 with the U.S. dollar. On January 6, 2002, the Argentine Congress derogated the Convertibility Law and enabled the President to set the peso/U.S. dollar exchange rate. Initially, the government introduced a "dual" exchange rate system: an official rate of Ps. 1.40 per U.S.$ 1.00 for a vast majority of transactions, many of which were subject to the approval of the Central Bank, and a free floating market rate for a limited scope of transactions. As depositors successfully used the judiciary to obtain a release of their frozen deposits, pesos were increasingly used to purchase U.S. dollars, putting additional pressure on the peso/dollar free floating exchange rate. On February 11, 2002, the Government abandoned the dual foreign exchange system and allowed the peso to float. At December 31, 2002, the peso/dollar rate quoted by Banco de la Nacion Argentina was Ps. 3.37 to U.S.$1.00. Since then, the peso has appreciated in value versus the dollar, trading at a rate of approximately Ps.
3.13 per U.S.$1.00 at March 11, 2003.

         Except as otherwise set forth in this report, dollar-denominated assets and liabilities have been converted into pesos at a rate of Ps. 3.27 per U.S.$1.00 in the case of assets and Ps. 3.37 per U.S.$1.00 in the case of liabilities, the exchange rates reported by Banco de la Nacion Argentina on December 31, 2002.

Inflation Accounting

         Effective September 1, 1995, Argentine regulations applicable to us required us to discontinue restating our financial statements to recognize changes in the purchasing power of the peso. Prior to March 6, 2002, accounting principles did not differ from applicable regulations provided that the annual change in the WPI did not exceed 8% per annum. During the years ended December 31, 1999, 2000 and 2001 the WPI increased by 1.2%, increased by 2.5% and decreased by 5.6%, respectively. Beginning in January 2002, the inflation rate in Argentina began to increase significantly.

         To counter both the high inflation rates brought about by the end of the convertibility monetary system in Argentina at the beginning of 2002 and the distortion this caused in Argentine companies' financial statements, the Argentine Government issued Decree N(degree) 1269/02 on July 17, 2002. This decree provides for the reestablishment of the restatement of financial information to account for inflation and instructed the National Securities Commission ("CNV") to issue specific regulations regarding its application to companies such as us subject to the CNV's jurisdiction. Consequently, on July 25, 2002, the CNV issued Resolution 415/2002, providing that financial statements filed subsequent to the date of the Resolution be restated to recognize changes in the purchasing power of the peso, starting January 1, 2002. Accordingly, the Company's results have been restated as follows:

         o results accumulating monetary transactions, such as net sales, operating costs, and administrative and selling expenses, have been restated in constant Argentine pesos, applying to the original value the conversion factor referenced in the WPI from the month in which the transaction took place to the date of the next succeeding fiscal quarter.

         o results related to non-monetary assets valued at restated costs, such as amortization and depreciation, have been computed based on the restated amounts of such assets.

         Financial results have been valued net of general inflation on the related assets and liabilities. The effect of inflation on the remaining monetary assets and liabilities has been disclosed as "Results of exposure to inflation".

         Additionally, amounts for the twelve-month period ended December 31, 2001, presented herein for comparative purposes, are presented in comparable monetary terms at December 31, 2002 using a conversion factor equal to 2.182099, which represents the inflation index rate during the twelve-month period ended December 31, 2002.

         The restatement for wholesale-price level changes recorded in the income statement reflects the effects of inflation on the Company's net holdings of monetary assets and liabilities during a period of inflation. Assets and liabilities are considered "monetary" for purposes of restatement for wholesale-price level changes if their values are fixed by contract or otherwise in terms of number of currency units, regardless of changes in specific prices or in the WPI. Examples of "monetary" assets and liabilities include accounts receivable, accounts payable and cash. The restatement merely reflects the effects of inflation, and does not imply either a generation or use of funds.

Subscribers

         The following table sets forth selected information relating to Multicanal within each of the areas in which we operated as of December 31, 2002 based on Multicanal's internally generated market information:

                     Cities of
                       Buenos
                     Aires, La      Atlantic
                     Plata and     Coast and                   Total
                      Greater       Central                  Argentine                                Total          Total
                    Buenos Aires   Argentina      Litoral     Regions     Paraguay     Uruguay    International    Multicanal
                   -----------------------------------------------------------------------------------------------------------
Multicanal Homes
Passed                2,965,840    1,043,387      427,012    4,436,239     327,300     520,000        847,300       5,283,539
Multicanal
Subscribers             440,602      265,950      119,663      826,215      44,606      78,652        123,258         949,473
Multicanal
Penetration               14.9%        25.5%        28.0%        18.6%       13.6%       15.1%          14.5%           18.0%

         Multicanal's annualized churn rate for 2002 was 43.8% as compared to 32.4% for 2001. The churn rate for the three-month period ended December 31, 2002 was 41.4% as compared to 35.8% for the three-month period ended December 31, 2001. The increase in the churn rate is primarily due to the continued slow-down of the Argentine economy, resulting in the loss of subscribers and disconnections. Multicanal's churn rate is determined by calculating the total number of disconnected cable television customers during each of the periods as a percentage of the initial number of cable television customers for each such period. We lost approximately 352,000 subscribers during the year ended December 31, 2002, including approximately 54,500 subscribers during the last quarter of 2002. We estimate that our net revenues for the first two months of 2003 have declined with respect to the same period in 2002.

         Our EBITDA for the year ended December 31, 2002 was Ps. 141.9 million, a 56.0% decrease compared to our EBITDA of Ps. 322.4 million for the year ended December 31, 2001. Our bank and financial debt, including accrued interest and seller debt, outstanding at December 31, 2002 totaled Ps. 2,033.2 million (consisting of U.S.$ 583.7 million and Ps. 66.0 million), compared to Ps. 1,673.0 million (U.S.$ 766.7 million) at December 31, 2001.

Years ended December 31, 2002 and 2001

         Net Revenues. Net revenues were Ps. 574.7 million for the year ended December 31, 2002. This figure represents a decrease of 43.4% compared to net revenues of Ps. 1,015.5 million for the year ended December 31, 2001. The decrease in net revenues in this period as compared to the year ended December 31, 2001 is attributable to our inability to increase the basic fees for our services at a rate equal to or greater than the general rate of inflation (during the year ended December 31, 2002 we increased prices approximately 48%, compared with an increase in the WPI of 118%), the continued loss of subscribers (approximately 352,000 over the year ended December 31, 2002) and a reduction in advertising sales. The decrease in Argentine net revenues was partially offset by an increase in revenues (in peso terms) from our international operations (Uruguay and Paraguay), a decrease of charges for the allowance for doubtful accounts, an increase in other sales and a reduction in direct taxes.

         Our revenues are presented net of various direct taxes that are charged on our gross revenues and which represent on average approximately 0.5% of gross revenues. These taxes, which are levied on billed amounts excluding amounts charged off, include several direct taxes and a tax on gross revenues generated in La Pampa, Chaco and Corrientes. From January 1, 1999 through August 12, 2001, we were allowed to reduce our payment obligations on account of value-added taxes at the end of each month by the amounts paid to Comfer during that month. From August 13, 2001 to December 2002, we were also allowed to reduce our payment obligations on account of value-added taxes by the amounts previously paid to Comfer that were not previously applied to reduce our payment obligations on account of value-added taxes. Our revenues are also presented net of charges for the allowance for doubtful accounts.

         Direct Operating Expenses. Our direct operating expenses were Ps. 310.2 million for the year ended December 31, 2002. This figure represents a decrease of 37.8% over our direct operating expenses of Ps. 498.5 million in the year ended December 31, 2001, which is mainly attributable to a decrease in programming rights, payroll and social security, printing and distribution of magazines, taxes rates and contributions, rentals and sundry.

         Direct operating expenses consist principally of:

         o   signal delivery fees paid to programming suppliers,

         o wages, benefits and fees paid to employees and subcontracted service firms for the repair and maintenance of Multicanal-owned cable networks and customer disconnections, and

         o to a lesser extent, the costs of related materials consumed in these repair and maintenance activities (primarily in foreign currency, since these inputs are imported), costs associated with pole rental and the printing cost for Multicanal's monthly publication.

         Selling, General, Administrative and Marketing Expenses. Our selling, general, administrative and marketing expenses were Ps. 122.6 million in the year ended December 31, 2002. This figure represents a decrease of 37.0% from Ps. 194.6 million in the year ended December 31, 2001, which is attributable principally to a decrease in payroll and social security, sales commissions, taxes rates and contributions, personnel expenses, building expenses and sundry, and was partially offset by an increase in employee dismissals.

         Our selling, general, administrative and marketing expenses consist of:

         o   professional fees,
         o   wages and benefits of non-technical employees,
         o   sales commissions,
         o   advertising,
         o   insurance,
         o   rental of office space, and
         o   other office related expenses.

         Depreciation and Amortization. Depreciation and amortization expenses were Ps. 306.9 million in the year ended December 31, 2002. This figure represents a decrease of 7.6% compared to depreciation and amortization expenses of Ps. 332.2 million in the year ended December 31, 2001. This decrease in the Company's depreciation and amortization expenses was mainly due to the decrease in the value of intangible assets as a result of the impairment charge recorded as of December 31, 2001.

         Financial(Income) Expenses and Holding Gains Net. Our net financial expenses and holding losses were Ps. 471.5 million in the year ended December 31, 2002. This figure represents an increase of 111.9% from financial expenses and holding losses, net, of Ps. 222.5 million in the year ended December 31, 2001. This increase is attributable principally to the impact of the devaluation of the peso in relation to the U.S. dollar on the Company's U.S. dollar-denominated debt (Ps. 833.0 million) and was partially offset by the cancellation of Notes acquired in the open market (Ps. 417.8 million) and the net gains resulting from the impact of inflation on our monetary assets and liabilities (Ps. 176.7 million).

         Other Non-Operating Income (Expenses), Net. Other non-operating expenses net, was Ps. 309.5 million in the year ended December 31, 2002, compared to other non-operating expenses, net, of Ps. 356.2 million in the year ended December 31, 2001. Other non-operating expenses, net, during the year ended December 31, 2002 decreased mainly due to a lower impairment charge recorded in the year ended December 31, 2002 (Ps. 312.7 million) as compared to the impairment charge recorded in the year ended December 31, 2001 (Ps. 326.1 million), a lower provision for employee dismissals, lower provisions made on account of contingent liabilities, and a decrease in sundry.

         Gain (Loss) on Sale of Investees. Gains on sale of investees were Ps.
322.5 million during the year ended December 31, 2001 as a result of a net gain from the sale of the Company's interest in DirecTV Latin America LLC.

         Income Taxes and/or Tax on Minimum Notional Income. Income taxes were Ps. 4.9 million in the year ended December 31, 2002, compared to Ps. 11.3 million in the year ended December 31 2001. In October 2001 the Company was added to the register of beneficiaries of the agreements to improve competitiveness and employment and as a result, the Company was exempted from the tax on minimum notional income for fiscal year 2001 and future years. That exemption as originally contemplated in the competitiveness law expires on March 31, 2003. In our case, this will result in the reimposition of the minimum notional income tax.

         Net Loss. We had a net loss of Ps. 938.5 million in the year ended December 31, 2002, as compared to a net loss of Ps. 284.0 million in the year ended December 31, 2001, as a result of the factors described above.

         EBITDA. Our EBITDA in the year ended December 31, 2002 was Ps. 141.9 million. This figure represents a decrease of 56.0% compared to our EBITDA of Ps. 322.4 million in the year ended December 31, 2001. Our EBITDA margin (EBITDA/net revenues) decreased to 24.7% compared to 31.7%, due primarily to a decrease in revenues at a faster pace than our reduction of costs.


Liquidity and Capital Resources

         We operate in a capital intensive industry which requires significant investments. In the past, our growth strategy has involved the acquisition of other cable television companies and the active improvement and expansion of our existing and acquired networks and equipment. We have historically relied on four main sources of funds:

         o   equity contributions from our shareholders;

         o   borrowings under bank facilities or debt security issuances;

         o   cash flow from operations; and

         o   financing by sellers of cable systems we acquire.

         The conditions affecting the Argentine economy since 1998 and the uncertainties as to future developments have prevented us from raising the funds required to discharge our debt obligations as they became due in 2002 and coming due in 2003. As a result, we have defaulted on all payments on our Existing Notes, and all principal payments and a substantial portion of our interest payments on our Bank Loans since February 2002. As a result of these payment defaults, all of our Existing Notes that have not yet matured could be declared immediately due and payable by the holders. Furthermore, our decision to seek a restructuring of substantially all our financial debt may be considered to give rise to an automatic acceleration under our existing Indentures. Since February 2002, we have devoted our cash flow from operations primarily to ensure the continuation of our operations. We have been informed that as of March 11, 2003, at least 24 Quiebra petitions have been filed against us, although as of such date we have been served with process on 21 petitions. The final outcome of these petitions, together with the economic conditions in Argentina and their impact on our financial condition, and the possibility that the APE Solicitation will be unsuccessful, may cause us to commence a Concurso proceeding. The filing of a Concurso proceeding may result in a partial or total loss of an investment in our Existing Debt.

         As a result of the devaluation of the Argentine currency, at December 31, 2002, we recognized net loss in the amount of Ps. 938.5 million in accordance with Argentine GAAP and a shortfall in consolidated working capital amounting to Ps.1,994.0 million. The Company has a negative shareholders' equity. Although paragraph 5 of section 94 of the Corporations Law provides for the dissolution of corporations as a result of the recording of the negative shareholders' equity, by means of Decree No. 1269/02 dated July 17, 2002, the government suspended enforcement of this regulation until December 10, 2003.

         At December 31, 2002, the Company's cash position (including short term investments) totaled Ps.106.2 million (U.S.$ 32.5 million). During the first quarter of 2003 the Company applied cash flows from operating activities to working capital to ensure the continuity of its operations. During the first quarter of 2003, net revenues continued to decrease as compared to the same quarter of 2002, mainly due to a decrease in the Company's subscriber base. Although no financial statements for the period subsequent to December 31, 2002 have been prepared as of the date of this report, the Company expects its net revenues for the months of January and February 2003 to decrease as compared to the same months in 2002, and its loss from operations for the months of January and February 2003 to increase as compared to the same months in 2002.

         The Company estimates its expenses related to the restructuring of its Existing Debt at approximately U.S.$8.1 million. The Company will also need to use approximately U.S.$20 million of the cash currently available to it to pay the purchase price in the Cash Tender Offer. The Company cannot provide any assurance that it will generate sufficient cash flows from operations to sufficiently increase its cash on hand to pay the expenses relating to the restructuring of its Existing Debt when such expenses become due and to maintain sufficient liquidity to conduct its operations.

Condensed from the original prepared in Spanish for publication in Argentina

                 INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                 MULTICANAL S.A.


CONSOLIDATED FINANCIAL STATEMENTS

                                                                       Page
Report of independent accountants ....................................  F-2
Consolidated balance sheet............................................  F-4
Consolidated statement of operations..................................  F-5
Consolidated statement of changes in shareholders' equity.............  F-6
Consolidated statement of cash flows..................................  F-7
Notes to the consolidated financial  statements.......................  F-8
Exhibit............................................................... F-34

REPORT OF INDEPENDENT ACCOUNTANTS ON CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


To the Board of Directors and Shareholders of Multicanal S.A.

1. We have audited the accompanying condensed consolidated balance sheet of Multicanal S.A. and its subsidiaries at December 31, 2002 and 2001 and the related condensed consolidated statements of operations, of cash flows and of changes in shareholders' equity for each of the two years in the period ended December 31, 2002, all expressed in Argentine pesos of December 31, 2002 purchasing power. These condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these condensed consolidated financial statements based on our audits.

2. We conducted our audits of the condensed consolidated financial statements in accordance with Argentine auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. Accounting principles generally accepted in Argentina require companies with a controlling financial interest in other companies to present both parent company, where investments in subsidiaries are accounted for by the equity method, and consolidated financial statements as primary and supplementary information, respectively. Because of the special purpose of these condensed consolidated financial statements, parent company financial statements are not included. This procedure has been adopted for the convenience of the reader of these condensed consolidated financial statements.

4. As detailed in Note 13, as a result of the Argentine economic crisis, the year under consideration was affected by measures adopted by the National Government. The continuation of the economic crisis could require the National Government to modify some of the measures adopted or issue additional regulations. At this time it is not possible to foresee the future development of the country's economy or its consequences on the economic and financial situation of the Company. Thus, the Company's financial statements must be considered in the light of these circumstances.

5. As explained in Notes 7 and 15, the Company failed to make scheduled payments on all of its Negotiable Obligations and was notified of the filing of various petitions for bankruptcy against it. The Company has undertaken a financial debt restructuring process, by making a public offer for the re-purchase of part of the issue of negotiable obligations and other financial debts in a first stage and by soliciting the holders of existing debt to grant a power-of-attorney in favor of an attorney-in-fact in order to enter into an out-of-court creditors' arrangement (APE Solicitation), in a second stage. The restructuring contemplates a debt reduction, which would reverse the negative shareholders' equity recorded at December 31, 2002. As of the date of this report, the restructuring process is at a preliminary stage and, therefore, the result cannot be estimated. The Company believes that if this process is unsuccessful, it will likely have to file for a voluntary insolvency proceedings. This situation and that described in paragraph 4, -if not resolved favorably-create substantial doubt as to the ability of the Company to continue to operate as a going concern. The Company has prepared the accompanying condensed consolidated financial statements applying accounting principles applicable to a going concern. Consequently, these financial statements do not include the effects of potential adjustments and reclassifications that might be required if the Company is not able to continue as a going concern and is forced to realize its assets and settle its liabilities, including contingent liabilities, in conditions other than through the normal course of business.

6. As reflected in the accompanying condensed consolidated balance sheet, at December 31, 2002 approximately 59% of the Company's consolidated assets are comprised of goodwill and other intangible assets. As a result of present economic conditions in Argentina, there is uncertainty as to whether future cash flows will be sufficient to recover the recorded value of intangible assets at December 31, 2002 in the normal course of business.

7. In our opinion, subject to the effect on the financial statements of the adjustments and reclassifications, if any, that might result from the situations described in paragraphs 4, 5 and 6, the condensed consolidated financial statements audited by us present fairly, in all material respects, the consolidated financial position of Multicanal S.A. and its subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Argentina.

8. The accompanying condensed consolidated financial statements are presented on the basis of accounting principles generally accepted in Argentina, which differ from the accounting principles generally accepted in other countries, including the United States of America.




Buenos Aires, Argentina                 PRICE WATERHOUSE & CO.
 March 10, 2003
                                        by/s/Alberto E. Fandino (Partner)
                                        ----------------------------------
                                        Alberto E. Fandino

                                 MULTICANAL S.A.
                           CONSOLIDATED BALANCE SHEET
                         (At December 31, 2002 and 2001)
      (Expressed in Argentine pesos of December 31, 2002 purchasing power)

                                                                                  December 31,
                                                                   --------------------------------------------
                                                                          2002                   2001
                                                                   --------------------------------------------
                                                                                         $
                                                                   --------------------------------------------
                                 ASSETS
CURRENT ASSETS
Cash and banks.................................................           104,792,097            28,862,313
Short-term investments (Note 3 (a)) ...........................             1,444,899           158,105,519
Trade receivables (Note 3 (b)).................................            24,908,692            71,180,536
Receivables from related parties...............................            12,758,388            16,839,628
Other (Note 3 (c)).............................................            38,045,107            95,625,925
                                                                   --------------------------------------------
         Total current assets..................................           181,949,183           370,613,921
                                                                   --------------------------------------------
NON-CURRENT ASSETS
Long-term investments (Note 3 (e)).............................             6,841,368             8,991,668
Property and equipment, net (Note 4)...........................           620,104,322           797,750,566
Goodwill and intangible assets, net (Note 5)...................         1,201,530,427         1,621,772,033
Other (Note 3 (d)).............................................            29,536,381            42,073,573
                                                                   --------------------------------------------
         Total non-current assets..............................         1,858,012,498         2,470,587,840
                                                                   --------------------------------------------
                                                                   --------------------------------------------
         Total assets .........................................         2,039,961,681         2,841,201,761
                                                                   ============================================
                                LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities.......................           109,914,396           244,193,134
Short-term bank and financial debt (Notes 3 (f) and 7).........         2,020,944,245         1,665,709,390
Acquisition related debt ......................................             8,739,851             6,824,082
Taxes payable..................................................            15,614,051            46,147,354
Debt with related parties......................................             1,020,870             2,966,047
Payroll and social security....................................             6,583,314            16,955,977
Other (Note 3 (g)).............................................            13,094,224             9,143,697
                                                                  --------------------------------------------
         Total current liabilities.............................         2,175,910,951         1,991,939,681
                                                                  --------------------------------------------
NON-CURRENT LIABILITIES
Accounts payable and accrued liabilities
Taxes payable..................................................             2,129,032             5,324,809
Acquisition related debt ......................................             3,324,586               219,591
Long-term bank and financial debt..............................               237,986               237,986
Other (Note 3 (h)).............................................            22,262,660            39,366,923
Provision for lawsuits and contingencies (Note 6 (c))..........            18,359,697            51,928,726
                                                                   --------------------------------------------
         Total non-current liabilities.........................            46,313,961            97,078,035
                                                                   --------------------------------------------
         Total liabilities.....................................         2,222,224,912         2,089,017,716
                                                                   --------------------------------------------
COMMITMENTS AND CONTINGENCIES (Note 9)
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES ................            31,639,916            27,626,677
SHAREHOLDERS' EQUITY (as per related statement)................         (213,903,147)           724,557,368
                                                                   --------------------------------------------
         Total liabilities and shareholders' equity............         2,039,961,681         2,841,201,761
                                                                   ============================================


        The accompanying notes and exhibit are an integral part of these consolidated financial statements.

                                 MULTICANAL S.A.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                   (For the years ended December 31, 2002 and
            2001) (Expressed in Argentine pesos of December 31, 2002
                                purchasing power)

                                                                                           December 31,
                                                                            --------------------------------------------
                                                                                    2002                   2001
                                                                            --------------------------------------------
                                                                                                  $
                                                                            --------------------------------------------
Net revenues ( Note 3 (i) )............................................         574,728,315              1,015,472,548
Operating costs
  Direct operating expenses (Exhibit)..................................        (310,169,780)              (498,531,491)
  General and administrative expenses (Exhibit)........................         (84,107,399)              (135,151,173)
  Selling and marketing expenses (Exhibit).............................         (38,523,106)               (59,407,667)
  Depreciation and amortization........................................        (306,855,204)              (332,187,651)
                                                                            --------------------------------------------
Operating loss ........................................................        (164,927,174)                (9,805,434)
Non-operating expenses
  Financial expenses and holding results, net (Note 3 (j)).............        (471,466,443)              (222,451,756)
  Other non-operating expenses, net (Note 3 (k) )......................        (309,500,025)              (356,224,731)
                                                                            --------------------------------------------
Loss before gain on sale of investees, taxes, minority interest and            (945,893,642)              (588,481,921)
  equity in the gains (losses) of affiliated companies.................
Gain on sale of investees                                                            25,327                322,514,989
Income taxes and/or tax on minimum notional income.....................          (4,931,939)               (11,328,076)
                                                                            --------------------------------------------
Loss before minority interest and equity in the losses of affiliated           (950,800,254)              (277,295,008)
  companies............................................................
Minority interest in results of consolidated  subsidiaries.............          (7,992,416)                (2,978,976)
                                                                            --------------------------------------------
Loss before equity in the losses of affiliated companies...............        (958,792,670)              (280,273,984)
Equity in the gains (losses) of affiliated companies (Note 10).........          20,332,155                 (3,770,463)
                                                                            --------------------------------------------
Net loss ..............................................................        (938,460,515)              (284,044,447)
                                                                            ============================================

        The accompanying notes and exhibit are an integral part of these consolidated financial statements.


                                                             MULTICANAL S.A.

                                        CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                             (For the years ended December 31, 2002 and 2001)
                                  (Expressed in Argentine pesos of December 31, 2002 purchasing power -
                                                         except number of shares)


                                 ======================================================================
                                                     SHAREHOLDERS' CONTRIBUTIONS
                                 ----------------------------------------------------------------------
                                   Number of
                                   issued and
                                   authorized                Adjustments
                                 common shares               to capital      Additional
                                 par value Ps.     Share        (Note         paid-in             Merger
                                       1          capital     2.5.(g))       capital             premium
                                 -----------------------------------------------------------------------
                                                                   $
                                 -----------------------------------------------------------------------

At January 1, 2001              365,953,227   365,953,227  463,040,405       1,044,710,015             -

Incorporation of balances
   following merger with
   Plataforma Digital
   S.A.                             867,810       867,810            -                   -    33,681,119

 Net loss for the year                    -             -            -                   -             -
                                ------------------------------------------------------------------------
At December 31, 2001            366,821,037   366,821,037  463,040,405       1,044,710,015    33,681,119
                                ========================================================================
At January 1, 2002              366,821,037   366,821,037  463,040,405       1,044,710,015    33,681,119

Net loss for the year                     -             -            -            -                    -
                                ------------------------------------------------------------------------
At December 31, 2002            366,821,037   366,821,037  463,040,405       1,044,710,015    33,681,119

                                                                            Retained
                                                                             earnings          Total
                                  Irrevocable                   Legal     (accumulated     shareholders
                                 contributions    Reserve      reserve       deficit)          equity
                                 -----------------------------------------------------------------------
                                                                   $
                                 -----------------------------------------------------------------------
At January 1, 2001
                                          -    25,461,525    6,309,660       (898,233,288) 1,007,241,544
Incorporation of balances
   following merger with
   Plataforma Digital
   S.A.                           4,778,667    38,583,510            -        (76,550,835)     1,360,271

 Net loss for the year                    -             -            -       (284,044,447) (284,044,447)
                             ---------------------------------------------------------------------------
At December 31, 2001              4,778,667    64,045,035    6,309,660     (1,258,828,570)   724,557,368
                             ===========================================================================
At January 1, 2002                4,778,667    64,045,035    6,309,660     (1,258,828,570)   724,557,368

Net loss for the year                     -             -            -       (938,460,515) (938,460,515)
                             ---------------------------------------------------------------------------
At December 31, 2002              4,778,667    64,045,035    6,309,660     (2,197,289,085) (213,903,147)


                         The accompanying notes and exhibit are an integral part of these consolidated financial statements.

                                 MULTICANAL S.A.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                   (For the years ended December 31, 2002 and
            2001) (Expressed in Argentine pesos of December 31, 2002
                                purchasing power)

                                                                                           December 31,
                                                                              ----------------------------------------
                                                                                      2002                2001
                                                                              ----------------------------------------
                                                                                                 $
                                                                              ----------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year .....................................................      (938,460,515)      (284,044,447)
Adjustments to reconcile net loss to net cash provided by operating activities:
   Depreciation and disposal of fixed assets...............................        191,867,508        198,312,360
   Goodwill and intangible assets amortization.............................        114,987,696        133,875,291
   Equity in the (gains) losses of affiliated companies....................       (20,332,155)          3,770,463
   Loan restatement........................................................       (30,198,098)                  -
   Interest accrued on financial liabilities and acquisition of cable......        243,141,792                  -
   Result from advanced repurchase of negotiable obligations...............      (417,776,648)        (9,211,242)
   Result from restatement of negotiable obligations.......................        813,348,878                  -
   Exchange difference on debt from purchase of cable......................          6,100,169                  -
   Minority interest in results of consolidated subsidiaries...............          7,992,416          2,978,976
   Provision for lawsuits and contingencies................................          2,014,204          8,625,158
   Provision for recovery of investments...................................          7,521,000                  -
   Provision for impairment of intangible assets...........................        312,728,070        326,077,446
   Result of sale of long-term investments.................................           (25,327)      (322,514,989)
   Exchange difference in advances on purchase of investments..............        (2,324,857)                  -
   Result of exposure to inflation from bank and financial debt and acquisition related debt in Argentine pesos
   ........................................................................        (7,783,916)                  -
   Result from conversion included in purchases of cable...................            235,187                  -
   Result from conversion in fixed and intangible assets...................        (4,238,459)                  -
   Result from holding of long-term investments............................           (26,314)            393,476
Decrease (increase) in assets
   Trade receivables.......................................................         46,271,844        (4,613,977)
   Other current assets....................................................         57,580,818       (14,696,005)
   Other non-current assets................................................         12,537,192        (5,458,015)
   Receivables from related parties........................................          4,081,240        (1,400,391)
Increase (decrease) in liabilities
   Debt with related parties...............................................        (1,945,177)        (1,952,599)
   Other current and non-current liabilities...............................          3,950,535        (4,193,412)
   Accounts payable and accrued liabilities................................      (134,278,738)         23,691,055
   Payroll and social security.............................................       (10,372,663)        (8,444,659)
   Current and non-current taxes payable...................................       (33,729,080)          3,525,518
   Provision for lawsuits and contingencies................................       (35,583,233)        (1,248,034)
   Dividends received......................................................           110,817                   -
                                                                              ----------------------------------------
Cash provided by operations................................................       187,394,186          43,471,973
                                                                              ----------------------------------------
CASH FLOWS FROM INVESTMENT ACTIVITIES
Purchases of property and equipment net of proceeds from sales and disposals      (11,248,288)       (46,220,001)
(Acquisitions)/Sales of cable systems and subscribers and (increase)
  decrease in goodwill and intangible assets...............................        (1,141,744)        313,213,537
                                                                              ----------------------------------------
Cash (used in) provided by investment activities...........................       (12,390,032)        266,993,536
                                                                              ----------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Increase in acquisition related debt.......................................            354,563                  -
Repayments of acquisition related debt.....................................        (4,428,751)       (11,249,912)
Borrowings of bank and financial loans.....................................                  -        405,717,738
Repayments of bank loans  .................................................      (247,681,625)      (598,513,720)
Decrease of minority  interest in consolidated subsidiaries................        (3,979,177)        (1,316,142)
                                                                              ----------------------------------------
Cash used in financing activities..........................................      (255,734,990)      (205,362,036)
                                                                              ----------------------------------------
(DECREASE)/ INCREASE  IN CASH AND CASH EQUIVALENTS.........................       (80,730,836)        105,103,473
Increase in cash and cash equivalents provided by merger ..................                  -             43,656
Cash and cash equivalents at the beginning of year........................         186,967,832         81,820,703
                                                                              ----------------------------------------
CASH AND CASH EQUIVALENTS AT THE END OF YEAR ..............................        106,236,996        186,967,832
                                                                              ========================================


        The accompanying notes and exhibit are an integral part of these consolidated financial statements.

                                 MULTICANAL S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               (Expressed in Argentine pesos of December 31, 2002
                                purchasing power)

NOTE 1 - BUSINESS AND FORMATION OF THE COMPANY

(a) Business

Multicanal S.A. (the "Company" or "Multicanal"), an Argentine corporation formed on July 26, 1991, is in one segment of business as owner and operator of cable television systems.

Since 1994, the Company has made significant investments, initially in the acquisition of cable systems and their subsequent development and expansion. These investments have been substantially financed by loans from financial institutions and former owners of certain acquired cable systems, as well as shareholders' contributions.

(b) Formation of the Company

On January 1, 2001 the Company carried out a business reorganization process through which it absorbed Plataforma Digital S.A., Red Argentina S.A., Radio Satel Sociedad Anonima, Cable Espacio del Buen Ayre S.A., Video Cable Norte S.A., Television por Cable S.A. and Cable Vision Corrientes Sociedad Anonima, which were dissolved without being liquidated. In its capacity as the absorbing company, the Company continued with the operations of the absorbed companies. As a result of the merger, the Company increased its capital stock by $ 867,810, i.e. from $365,953,227 to $ 366,821,037, through the issuance of 867,810 ordinary, nominal and non-endorsable Class A shares of $ 1 par value and 5 votes each, which will be delivered to Grupo Clarin S.A. in lieu of 16,303,000 ordinary, nominal and non-endorsable shares held in Plataforma Digital S.A.

As the Company is a publicly held corporation, on April 11, 2001 an application was filed with the CNV (National Securities Commission) for administrative approval of such business reorganization process, as required by applicable regulations. After obtaining evidence of registration of the reorganization procedures, the CNV will submit the file to the Superintendency of Corporations for registration.


NOTE 2 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

2.1.   Basis of presentation of the consolidated financial statements

The consolidated financial statements include the accounts of Multicanal and its majority owned subsidiaries. All material intercompany balances, transactions and profits have been eliminated. Except as explained below, the equity method is used to account for investments in affiliates in which the Company has an ownership interest between 20% and 50%. Investments in affiliates in which the Company has an ownership interest of less than 20% are accounted for under the cost method.

The consolidated financial statements include accounts of Multicanal, Pem S.A. ("Pem") and the following subsidiaries:


                                          % of capital and votes held by
                                                Multicanal and Pem
                                         ---------------------------------
                                                   December 31,
                                         ---------------- ----------------
                                               2002            2001
                                         ---------------- ----------------
AVC Continente Audiovisual S.A..........       90.00             90.00
CV Berazategui S.A......................       70.00             70.00
Delta Cable S.A.........................       84.00             84.00
San Lorenzo TV Cable S.A................      100.00            100.00
TV Cable San Francisco S.A..............      100.00            100.00
Telesur Teledifusora Rio Cuarto S.A.....      100.00            100.00
Televisora Privada del Oeste S.A........       51.00             51.00
Bridge Management Holdings Corp.........      100.00            100.00
La Capital Cable S.A....................       50.00             50.00
Chaco Cable Color S.R.L. (1)............      100.00            100.00
Teledifusora San Miguel Arcangel S.A....       50.10             50.10
Tevemundo S.A...........................      100.00            100.00
Cable Imagen S.R.L. (1).................      100.00            100.00
Television Dirigida S.A.E.C.A...........       89.39             89.39
Orange Producciones S.A.................      100.00            100.00
Cablepar S.A............................      100.00            100.00
Cablevision Comunicaciones S.A.E.C.A....       89.81             89.81
Tres Arroyos Televisora Color S.A. .....       67.20             63.35
Wolves Television Sociedad Anonima......      100.00            100.00
Adesol S.A..............................      100.00            100.00
Cable Video Sociedad Anonima............      100.00            100.00
Dorrego Television S.A..................      100.00            100.00
Cable Video Sur S.R.L...................      100.00            100.00

(1) Companies in the process of being transformed from a S.R.L. to a S.A. (Corporation).

2.2.  Recognition of the effects of inflation

The financial statements were prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. As from that date, in conformity with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with Resolution No. 3/2002 of the Professional Council in Economic Sciences of the City of Buenos Aires ("CPCECABA") and Resolution No. 415 of the CNV on July 25, 2002, recognition of the effects of inflation has been restored. To that end, the restatement method established by Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") was adopted, considering that the accounting measurements restated by the change in the purchasing power of the currency through August 31, 1995, as well as those arising between that date and December 31, 2001, are stated in currency as of the latter date.

The financial statements for the year ended on December 31, 2001, which are presented for comparative purposes, were restated into year-end currency.

The result of exposure to the changes in the purchasing power of the currency is shown in the statement of income as "Financial income (expenses) and holding results, net".

2.3.   Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Argentine Generally Accepted Accounting Principles ("GAAP") and the requirements of the CNV and are presented in Argentine pesos ("Ps."). Additionally, certain reclassifications and additional disclosures have been included in these consolidated financial statements in order to conform more closely to the form and content required by US GAAP. These consolidated financial statements do not include all the additional disclosures required by the US Securities and Exchange Commission ("SEC") or US GAAP.

Accounting principles generally accepted in Argentina require companies with controlling financial interest in other companies to present both parent company, where investments in subsidiaries are accounted for by the equity method, and consolidated financial statements as primary and supplementary information, respectively. Because of the special purpose of these consolidated financial statements, parent company financial statements are not included. This procedure has been adopted for the convenience of the reader of the financial statements.

The preparation of the financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

2.4.  Comparative financial statements

Certain reclassifications have been included in the financial statements at December 31, 2001, which are presented for comparative purposes.

2.5.  Valuation criteria

The principal valuation criteria used in the preparation of these consolidated financial statements are as follows:

(a)   Foreign currency

 Assets and liabilities denominated in foreign currency are presented at the nominal value of the foreign currency translated to Argentine pesos at year-end exchange rates. Exchange differences have been included in the determination of income.

(b)   Short-term investments

Publicly traded securities have been valued at their year-end market value. Time deposits and other highly liquid financial investments are carried at cost plus accrued interest. The carrying value of these investments approximates fair value.

(c)   Trade receivables

Accounts receivables are stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

(d)  Property and equipment

Property and equipment acquired are presented at restated cost (Note 2.2), less accumulated depreciation. Materials are valued at their weighted average cost.

Depreciation commences in the month of acquisition or placement of the assets in service and is computed on a straight-line basis over the estimated useful lives of the assets which generally range from 5 to 50 years. Changes to useful life estimates are recognized in depreciation.

Improvements that extend asset lives are capitalized; other repairs and maintenance charges are expensed as incurred. The cost and related accumulated depreciation applicable to assets sold or retired are removed from the accounts and are recognized as a component of depreciation expense.

Management considers that there has been no impairment in the carrying value of property and equipment.

(e)  Long-term investments

Generally, investments in which the Company has ownership interests between 20% and 50% are accounted for under the equity method. Equity method investments are recorded at cost and adjusted to recognize the Company's proportional share of the investee's income or loss; the Company discontinues recognition of its proportional share of the investee's losses when the investment is reduced to zero, unless the Company has assumed the commitment to recognize the corresponding liability. Investments in which the Company had ownership below 20% are recorded at cost.

The accounting criteria applied to most equity investees are similar to those used by the parent company. Where the accounting criteria differ, corresponding adjustments have been made. Management considers that there has been no impairment in the carrying value of the Company's investments.

Financial statements which are prepared in currencies other than the Argentine peso have been translated into that currency in accordance with Technical Pronouncement No. 13 of the FACPCE (restate-convert-disclose method).

(f)      Goodwill and intangible assets

Goodwill, representing the excess of cost over the fair value of net identifiable assets acquired, is stated at restated cost (Note 2.2) and is amortized on a straight-line basis over its estimated economic life, not exceeding 20 years.

Purchased subscribers and other intangible assets are stated at restated cost (Note 2.2) and are amortized over a period of 20 years and 5 years, respectively.

The Company regularly evaluates its goodwill and intangible assets for recoverability based on estimates and the evaluation of information available at the date of the financial statements. It is estimated that aggregate value of goodwill and intangible assets is less than the recoverable value.

(g)   Shareholders' equity

These accounts have been restated on a constant Argentine pesos basis (included in Adjustments to capital account) (Note 2.2.). Adjustments to capital and additional paid-in capital may be used to absorb accumulated deficits or to increase capital at the discretion of the shareholders. These amounts cannot be distributed in the form of cash dividends.

(h)    Recognition of revenues

Revenues are recognized on an accrual basis, including revenues from subscriptions, which are recorded in the month the service is rendered. The Company's revenues are presented net of sales-related taxes, which include state, municipal and regulatory taxes, in addition to being presented net of the allowance for doubtful accounts.

(i)      Selling and marketing expenses

Selling and marketing expenses are expensed as incurred.

(j) Programming rights

Programming rights pending invoicing at the year-end are estimated on the basis of existing agreements and other judgment criteria at that date.

 (k) Employee severance indemnities

Severance indemnities are expensed when paid or when they are expected to have an impact on the results for the year because they represent a certain and quantified risk.

(l) Income taxes

Income taxes are those estimated to be paid for each year. In accordance with Argentine tax regulations, income taxes are calculated at the statutory rate on each entity's taxable income for the year (35% for each of 2002 and 2001).

(m) Tax on minimum notional income

In the event a company has a loss for tax purposes, current Argentine legislation requires the payment of a tax on minimum notional income, which is calculated as 1% of assets. Such payments may be utilized during a ten year carryforward period to offset income taxes that would otherwise be payable. The tax on minimum notional income, which is estimated to be offset within the ten following years with income tax, has been disclosed under Other receivables.

In October 2001 the Company was added to the register of beneficiaries of the agreements to improve competitiveness and employment (Decree No. 730/01). According to these regulations, the Company is exempt from the aforementioned tax for fiscal year 2001 and future years.

NOTE 3 - ANALYSIS OF CERTAIN CONSOLIDATED BALANCE SHEET AND STATEMENT OF OPERATIONS ACCOUNTS

                                                                                    December 31,
                                                                     --------------------------------------
                                                                            2002               2001
                                                                     --------------------------------------
CONSOLIDATED BALANCE SHEET                                                             $
                                                                     --------------------------------------
CURRENT ASSETS
(a)  Short-term investments
    Money market instruments.........................................           56,601           305,014
    Time deposits....................................................        1,368,110       157,772,995
    Other............................................................           20,188            27,510
                                                                     -------------------------------------
                                                                             1,444,899       158,105,519
                                                                     =====================================
(b) Trade receivables
       From subscriptions............................................       29,206,679        85,203,151
       From advertising..............................................        9,337,661        24,889,641
         Notes receivable............................................          250,182                 -
       From new businesses...........................................        1,927,078         4,666,249
         Credit cards................................................        2,054,353         1,510,091
         From assurance..............................................       10,727,499        11,811,654
    Other............................................................          283,055         1,306,428
    Allowance for doubtful accounts (Note 6 (a))
       From subscriptions............................................      (22,087,688)      (47,080,782)
       From advertising..............................................       (6,389,968)       (9,427,158)
       From new businesses...........................................         (400,159)       (1,698,738)
                                                                     -------------------------------------
                                                                            24,908,692        71,180,536
                                                                     =====================================
(c) Other
    Advances to suppliers............................................        1,107,008         2,877,960
    Receivables from minority shareholders...........................        2,759,523         6,395,537
    Tax advances.....................................................        7,270,371        40,003,073
    Deposits in guarantee............................................          555,045           931,850
    Other receivables................................................        9,373,488        22,625,344
    Advances to be rendered..........................................                -            32,649
    Debtors in litigation............................................           11,351           897,314
    Prepaid expenses.................................................        9,934,122        14,114,517
    Advances to employees............................................          528,847           903,132
    Judicial deposits ...............................................        2,984,778         5,424,579
    Other............................................................        3,520,574         1,419,970
                                                                     -------------------------------------
                                                                            38,045,107        95,625,925
                                                                     =====================================
NON-CURRENT ASSETS
(d) Other
    Prepaid expenses.................................................       26,123,455        33,993,735
    Tax advances.....................................................          223,563         6,435,607
    Deposits in guarantee............................................              350           938,752
    Other............................................................        3,189,013           705,479
                                                                     -------------------------------------
                                                                            29,536,381        42,073,573
                                                                     =====================================

(e)  Long-term investments
       Investments in companies carried under
           the equity method (Note 10)...............................      6,488,278          3,369,703
       Advances for the purchase of companies........................      7,671,000          5,346,143
     Provision for recovery of investments (Note 6 (d))                   (7,521,000)                 -
       Investments in companies carried at cost .....................        203,090            275,822
                                                                     -------------------------------------
                                                                           6,841,368          8,991,668
                                                                     =====================================
CURRENT LIABILITIES
(f) Short-term bank and financial debt
    Overdraft facilities.............................................         56,724            748,288
    Corporate Bonds
       Capital.......................................................  1,711,461,240      1,521,874,664
       Interests payable.............................................    243,662,389         41,049,531
    Loans
       Capital.......................................................     44,600,385         97,288,914
       Interests payable and restatements............................     21,163,507          1,393,061
       Credits/ debts from related parties...........................              -          3,354,932
                                                                     -------------------------------------
                                                                       2,020,944,245      1,665,709,390
                                                                     =====================================
(g)  Other
       Other provisions..............................................      7,783,755         4,368,327
       Debt with minority shareholders...............................        468,919           242,846
       Dividends payable.............................................      2,269,017         1,070,414
       Advanced subscriptions fees...................................              -           110,290
       Sundry creditors..............................................        312,974           711,901
       Other.........................................................      2,259,559         2,639,919
                                                                     -------------------------------------
                                                                          13,094,224         9,143,697
                                                                     =====================================
NON-CURRENT LIABILITIES
 (h) Other
     Investments in companies carried under
      the equity method - Fintelco S.A. (Note 10)....................   22,007,433         39,111,696
     Other...........................................................        255,227            255,227
                                                                     -------------------------------------
                                                                          22,262,660         39,366,923
                                                                     =====================================
CONSOLIDATED STATEMENT OF OPERATIONS
(i)  Net revenues
    Gross sales
      From subscriptions.............................................    594,713,052      1,029,261,943
      From advertising...............................................     10,510,841         26,891,955
       Other.........................................................      8,354,416          6,630,523
    Allowance for doubtful accounts
      From subscriptions.............................................    (34,976,475)       (67,730,936)
      From advertising...............................................     (1,161,464)          (986,597)
      From new business..............................................        400,000         (1,698,738)
    Direct taxes.....................................................     (3,112,055)       (15,112,221)
    Recovery from Comfer - Decree 1008/01............................              -         38,216,619
                                                                     -------------------------------------
                                                                         574,728,315      1,015,472,548
                                                                     =====================================
(j) Financial expenses and holding results, net
    On assets
      Result of exposure to inflation................................   (160,142,743)                 -
      Exchange differences and results from conversion...............     21,010,407          1,473,563
      Bank expenses..................................................       (877,407)        (1,390,556)
      Holding gains/short-term investments...........................      5,015,358          1,854,942
      Interest.......................................................        570,314          2,435,325
                                                                     -------------------------------------
                                                                        (134,424,071)         4,373,274
                                                                     -------------------------------------
    On liabilities
      Result of exposure to inflation................................    336,888,258                  -
      Interest.......................................................   (245,421,360)      (196,367,682)
      Loan restatement ..............................................     30,198,098                  -
      Result from advanced repurchase of negotiable obligations .....    417,776,648          9,211,242
      Exchange differences...........................................   (854,035,147)        (4,683,828)
      Tax on interest................................................              -        (13,268,967)
      Tax recovery...................................................        721,320                  -
      Tax on debits and credits to bank current accounts.............     (4,989,829)        (4,536,283)
      Commissions....................................................    (18,180,360)       (17,179,512)
                                                                     -------------------------------------
                                                                        (337,042,372)      (226,825,030)
                                                                     -------------------------------------
                                                                        (471,466,443)      (222,451,756)
                                                                     =====================================
(k) Other non-operating expenses, net
    Employee's dismissals............................................              -        (10,007,767)
    Provision for lawsuits and contingencies.........................     (2,014,204)        (8,625,158)
    Uncollectibility of other receivables............................       (400,000)        (4,518,580)
    Provision for loss of value of intangible assets.................   (312,728,070)      (326,077,446)
    Provision for recovery of investments............................     (7,521,000)                 -
    Other............................................................     13,163,249         (6,995,780)
                                                                     -------------------------------------
                                                                        (309,500,025)      (356,224,731)
                                                                     =====================================

NOTE 4 - PROPERTY AND EQUIPMENT

                                                                     December 31, 2002
                                        ---------------------------------------------------------------------------
                                           Original value        Accumulated                              Assets
                                                                 depreciation        Net book value     lives years
                                        ---------------------------------------------------------------------------
                                                                  $
                                        ---------------------------------------------------------------------------
Installations, external wiring and           1,403,385,192       (954,212,800)         449,172,392        10
  transmission equipment.........
Properties.......................              119,557,196        (38,185,930)          81,371,266        50
Computer equipment...............               63,661,039        (53,842,217)           9,818,822        5
Furniture, fixtures and tools....               52,956,874        (47,782,182)           5,174,692        10
 Vehicles........................               30,070,447        (26,302,925)           3,767,522        5
Materials, net of provision for
  obsolescence of materials......               61,420,715                   -          61,420,715        -
Work in progress.................                6,595,669                   -           6,595,669        -
Advances to suppliers............                2,783,244                   -           2,783,244        -
                                        ---------------------------------------------------------------------------
         Total...................            1,740,430,376     (1,120,326,054)         620,104,322
                                        ===========================================================================


                                                                    December 31, 2001
                                        ---------------------------------------------------------------------------
                                          Original value         Accumulated                            Assets
                                                                depreciation        Net book value   lives years
                                        ---------------------------------------------------------------------------
                                                                         $
                                        ---------------------------------------------------------------------------
Installations, external wiring and
transmission equipment...........             1,412,324,484        (818,553,347)         593,771,137       10
Properties.......................               118,649,629         (32,570,629)          86,079,000       50
Computer equipment...............                63,225,664         (46,008,961)          17,216,703       5
Furniture, fixtures and tools....                54,708,262         (45,402,343)           9,305,919       10
Vehicles.........................                31,893,100         (26,207,808)           5,685,292       5
Materials, net of provision for
  obsolescence of materials......                64,546,735                    -          64,546,735       -
Work in progress.................                15,257,285                    -          15,257,285       -
Advances to suppliers............                 5,888,495                    -           5,888,495       -
                                        ---------------------------------------------------------------------------
         Total...................             1,766,493,654        (968,743,088)         797,750,566
                                        ===========================================================================

The consolidated depreciation of property and equipment for the years ended December 31, 2002 and 2001 amounted to Ps. 191,867,508 and Ps 198,312,360, respectively.

NOTE 5 - GOODWILL AND INTANGIBLE ASSETS

                                                                          December 31, 2002
                                                    ---------------------------------------------------------------
                                                                              Accumulated
                                                       Original value        amortization        Net book value
                                                    ---------------------------------------------------------------
                                                                                   $
                                                    ---------------------------------------------------------------
Goodwill ......................................         2,626,748,230            (841,406,205)    1,785,342,025
Purchased subscribers..........................            27,474,589              (9,710,372)       17,764,217
Others.........................................            45,556,302             (26,530,396)       19,025,906
                                                    ---------------------------------------------------------------
         Sub-Total.............................         2,699,779,121            (877,646,973)    1,822,132,148
Allowance for impairment.......................          (638,805,516)             18,203,795      (620,601,721)
                                                     ---------------------------------------------------------------
        Total.................................         2,060,973,605            (859,443,178)    1,201,530,427
                                                    ================================================================

                                                                           December 31, 2001
                                                     ---------------------------------------------------------------
                                                                                 Accumulated
                                                       Original value           amortization       Net book value
                                                     ---------------------------------------------------------------
                                                                                    $
                                                     ---------------------------------------------------------------
Goodwill .......................................            2,622,859,643          (714,804,655)      1,908,054,988
                                                                      (1)
Purchased subscribers...........................           27,474,589                (8,290,845)         19,183,744
Others..........................................           42,778,675               (22,167,928)         20,610,747
                                                    ---------------------------------------------------------------
         Sub-Total.............................         2,693,112,907             (745,263,428)       1,947,849,479
Allowance for impairment.......................         (326,077,446)                        -        (326,077,446)
                                                    ---------------------------------------------------------------
         Total..................................        2,367,035,461              (745,263,428)      1,621,772,033
                                                     ===============================================================

The consolidated amortization of goodwill and intangible assets for the years ended December 31, 2002 and 2001 amounted to Ps. 114,987,696 and Ps. 133,875,291 respectively.

(1) Includes: an addition for the recording of goodwill on purchase of Dorrego Television S.A. and Cable Video Sur S.R.L. for Ps. 7,087,433 and increase in goodwill on the purchase of Tres Arroyos Televisora Color S.A. for Ps. 1,053,190.


NOTE 6 - ALLOWANCES AND CERTAIN PROVISIONS

(a)      Allowance for doubtful accounts

                                                                          December 31,
                                    -----------------------------------------------------------------------------------------
                                         2002            2001           2002           2001          2002          2001
                                    -----------------------------------------------------------------------------------------

                                           From subscriptions             From advertising            From new businesses
                                    -----------------------------------------------------------------------------------------
                                                                                $
                                    -----------------------------------------------------------------------------------------
Balance at the beginning of the
year..............................     47,080,782      37,875,170     9,427,158      9,306,658     1,698,738             -

(Decrease) / Increase (recorded
as loss)..........................   (34,976,475)      67,730,936      1,161,464       986,597      (400,000)    1,698,738

(Write-off) (*)...................      9,983,381     (58,525,324)  (4,198,654)       (866,097)     (898,579)            -
-----------------------------------------------------------------------------------------------------------------------------
Balance at the end of the year....     22,087,688      47,080,782      6,389,968     9,427,158       400,159     1,698,738
                                    =========================================================================================

(*) Includes result of exposure to inflation.

(b) Provision for obsolescence of materials

                                                          December 31,
                                                  --------------- --------------
                                                       2002           2001
                                                  ------------------------------
                                                                $
                                                  ------------------------------
Balance at the beginning of the year..............   11,068,728      11,211,280
Decrease..........................................      (65,448)       (142,552)
                                                  ------------------------------
Balance at the end of the year....................   11,003,280      11,068,728
                                                  ==============================

(c) Provision for lawsuits and contingencies

                                                          December 31,
                                                  ------------------------------
                                                       2002           2001
                                                  ------------------------------
                                                                $
                                                  ------------------------------
Balance at the beginning of the year..............   51,928,726      44,551,602
Increase (recorded as loss).......................    2,014,204       8,625,158
(Decrease) increase of provision (*)..............  (35,583,233)     (1,248,034)
                                                  ------------------------------
Balance at the end of the year....................   18,359,697      51,928,726
                                                  ==============================
(*) Includes result of exposure to inflation.

(d) Provision for recovery of investments

                                                          December 31,
                                                  ------------------------------
                                                       2002           2001
                                                  ------------------------------
                                                                $
                                                  ------------------------------
Balance at the beginning of the year..............            -               -
Increase (recorded as loss).......................    7,521,000               -
                                                  ------------------------------
Balance at the end of the year....................    7,521,000               -
                                                  ==============================

NOTE 7 - BANK AND FINANCIAL DEBT

In addition to the financial loans with local financial entities, which have been converted into pesos and restated at the end of the year ended December 31, 2002 through application of the Reference Stabilization Coefficient ("CER"), the Company's financial debt is as follows:


(a) US$ 125 million 9.25% Notes due 2002 and US$ 125 million 10.50% Notes due
2007

The Shareholders' Ordinary and Extraordinary General Meeting held on October 7, 1996 approved the issuance of non-convertible unsecured corporate bonds for up to US$ 300,000,000 and authorized the Board of Directors to determine the remaining terms and conditions, including issue date, price, interest rate, placement and payment form and conditions.

On October 11, 1996, filings with the CNV, the BCBA and the Mercado Abierto Electronico S.A. (Electronic Open Market or MAE) were made to obtain approval for the public issuance of the Notes, which was obtained on January 23, January 30, and February 5, 1997, respectively.

On January 28, 1997, the Board of Directors of Multicanal approved the issuance of two series of securities, the US$ 125 million 9.25% Notes due 2002 and the US$ 125 million 10.50% Notes due 2007 (collectively, the "Notes"), in each case interest to be paid semi-annually. The aggregate net proceeds of the issue of the Notes due 2002 and the Notes due 2007 of US$ 244,882,500, together with US$ 5,117,500 corresponding to cash generated by the operations, were used to repay a US$ 200 million loan facility arranged by The Boston Investment Group S.A., Banco Rio de la Plata S.A. and Galicia Capital Markets S.A. in 1995 (the "1995 Loan Facility") and to refinance short-term bank debt and other indebtedness. Appropriation to payment was effected on February 3, 1997.

The Notes due 2002 and the Notes due 2007 contained customary affirmative and negative covenants, including, but not limited to, restrictions on the incurrence of additional debt, creation of liens on assets, disposal of assets, mergers and payments of dividends.

On July 2, 1997, the Notes due 2002 and the Notes due 2007 were registered with the SEC and the Company made a duly registered exchange offer to holders of the Notes. The 30-day exchange offer, in which holders of US$ 102,900,000 aggregate principal amount of Notes due 2002 and of US$ 86,409,000 aggregate principal amount of Notes due 2007 tendered concluded on August 3, 1997. On September 4, 1998, the Company made a voluntary second 30-day exchange offer to the holders of the outstanding Notes due 2002 and Notes due 2007, in which holders of US$ 18,575,000 aggregate principal amount of Notes due 2002 and US$ 37,603,000 aggregate principal amount of Notes due 2007 tendered.

On June 26, 2001 the Company filed a registration application with the CNV for a public offering for the purchase of Notes in the amount of US$ 125,000,000 maturing on February 1, 2002, addressed to all of its holders and to be carried out simultaneously in Argentina and in foreign markets in which the Notes were originally placed. This purchase offering was subject to: (a) the assignment of the Company's rights in DirecTV Latin America LLC and of certain contractual rights relating to it, the proceeds of which would be used in part to purchase the Notes offered; (b) the absence, according to the Company's reasonable judgement, of any legal impediment, whether actual or threatened, including any noncompliance under an agreement, indenture or any other instrument or obligation, which the Company or one of its affiliates is a party to, to purchase the Notes offered; or (c) the absence of events or changes, including in the economic, financial, exchange or general market conditions of the United States of America, Argentina or any other country which, according to the reasonable judgement of the Company, has or may have a material adverse effect on the market price, the trading of or the value of the Notes to the Company.

On June 28, 2001 the Board of the CNV acknowledged the procedure implemented by the Company for the public offering involving the purchase of the Notes issued by it and maturing in 2002, up to an amount of US$ 125,000,000. On July 19, 2001, due to the economic and financial conditions in Argentina, the Company concluded that the conditions for the consummation of its offer to purchase the Notes had not been met and were unlikely to be met and thus, the Company decided to withdraw the purchase offer as of that date.


(b) Establishment of a Medium-Term Note Program of up to US$ 350,000,000

During the Ordinary Shareholders' Meeting held on April 4, 1997, the Shareholders approved the establishment of a Medium-Term Note Program (the "Program") for the issue of unsecured corporate debt, in different currencies, provided that the maximum outstanding amount, after adding all series and classes of notes issued under the Program, does not exceed US$ 350,000,000, or an equivalent amount if any such issue is in another currency, at any time. On May 8, 1997, the CNV approved the public offer of Corporate Bonds under the abovementioned Program. On July 24, 1997, the abovementioned Program was approved by the BCBA.

    (i)  Issue of US$ 150 million Series C 10.50% Notes due 2018

    On March 15, 1998, the Board of Directors of Multicanal approved the terms and conditions for the issuance under the Program of US$ 150 million Series C 10.50% Notes due 2018 (the "Series C Notes"). The Series C Notes will mature on April 15, 2018 and bear interest at the rate of 10.50% payable semi-annually.

    The net proceeds received by the Company from the placement, amounting to approximately US$ 144.3 million, were used to refinance debt incurred by the Company in connection with the purchase of cable systems, short-term bank debt, other liabilities and costs and related expenses.

    The Series C Notes contain customary affirmative and negative covenants, which are similar to those mentioned for the issue of the Notes due 2002 and Notes due 2007.

    On September 4, 1998, the Series C 10.50% Notes due 2018 (the "New Notes") were registered with the SEC and the Company made a duly registered 30-day exchange offer to the holders of the Series C Notes, in which holders of US$ 149,850,000 aggregate principal amount of Series C Notes tendered.

(c) Increase in the maximum amount of notes outstanding under the Medium-Term Note Program

The Company's shareholders approved, at a self-summoned Unanimous Ordinary Meeting held on November 24, 1997, an increase in the maximum aggregate amount of notes outstanding under the Medium-Term Note Program by US$ 200,000,000 to US$ 550,000,000. On December 2 and 22, 1998 and February 16, 1999, the CNV, the BCBA and the MAE, respectively, approved the abovementioned increase.

Subsequently, on January 19, 1999, the Company's shareholders approved an additional increase in the maximum aggregate amount of notes outstanding under the Medium-Term Note Program by US$ 500,000,000 to US$ 1,050,000,000. On March 31 and April 5 and 13, 1999, the CNV, the BCBA and the MAE, respectively, approved the abovementioned increase.

   (i) Issue of US$ 175 million Series E Notes due 2009

       In March 1999 the Board of Directors of Multicanal approved the terms and conditions for the issue of the Series E Notes under the Medium-Term Note Program. The CNV approved the public offer of such Notes on March 31, 1999.

       The principal amount of the Series E Notes totals US$ 175 million and matures on April 15, 2009. The Series E Notes are subject to early repayment, in whole or in part, at the option of holders, on April 15, 2004. If a holder exercises its early repayment option, the Series E Notes will be repaid at a price equal to 100% of the principal amount plus interest accrued thereon and unpaid and additional amounts, if any, which could be claimed through the repayment date. The Notes bear interest at the rate of 13.125%, payable semi-annually.

       The net proceeds of the issue, which amounted to US$ 170.5 million, were used to refinance debt incurred by the Company in connection with the purchase of cable systems and other short-term financial liabilities.

       The listing and negotiation of the Series E Notes were authorized by the BCBA and the MAE on April 14 and 15, 1999, respectively.

       The Series E Notes contain customary affirmative and negative covenants, which are similar to those mentioned for the issue of the Notes due 2002 and Notes due 2007.

       On September 13, 1999, the Series E Notes due 2009 were registered with the SEC and the Company made a duly registered 30-day exchange offer to the holders of the Series E Notes, in which holders of US$ 159,180,000 aggregate principal amount of Series E Notes tendered.

  (ii) Issue of US$ 150 million Series G Floating Rate Notes due 2001


       On January 17, 2000 the Board of Directors of Multicanal approved the terms and conditions for the issue of Series G Floating Rate Notes for an amount of up to US$ 200,000,000, issued under the Medium-Term Note Program. The Shareholders' Meeting held on February 7, 2000 confirmed this Board Resolution.

       The principal amount of the issue totaled US$ 150 million, which fell due in eighteen months as from February 18, 2000, and beared interest at LIBOR plus 4.5% p.a., payable monthly for the first three months and quarterly thereafter. On February 17, 2000 the BCBA authorized the listing of these Series G Notes.

       The net proceeds of the issue, which amounted to US$ 146.6 million, were used to refinance debt incurred by the Company, among others the prepayment of the principal and accrued interest due on the 1997 Loan Facility.

       Pursuant to the terms of the Series G Floating Rate Notes, the Company was required to comply with certain obligations, such as restrictions on:
       i) incurrence of additional debt, ii) issuance of liens on assets, and
       iii) disposal of assets, among other items.

       See issue of US$ 144 million Series J Floating Rate Notes (Note 7 (c)
      (iv)).

(iii)  Issue of US$ 14 million Series I 10.25% Notes due 2001

       On December 28, 2000 the Board of Directors of Multicanal approved the terms and conditions of Series I Notes issued under the Global Program for up to US$ 1,050,000,000, the public offer of which was approved by the CNV on March 31, 1999.

       The issue was carried out on January 11, 2001 for a total amount of US$ 14 million due on August 21, 2001; interest accrued from the date of issue at a fixed annual percentage rate of 10.25%, with final repayment upon maturity.

       The net proceeds from the placement, which amounted to approximately US$
       13.7 million plus US$ 24.6 million generated by the Company's ordinary course of business, were used to pay the last interest installment and full amortization of the Series A Floating Rate Notes.

       The Series I Notes contained similar affirmative and negative covenants to those contained in the Series G Floating Rate Notes (Note 7-(c) (ii)).

       On January 9, 2001, the BCBA authorized the listing of Series I Notes.

       See description of the settlement in Note 7 (c) (iv).

  (iv) Issue of US$ 144 million Series J Floating Rate Notes due 2003

       On August 22, 2001, the Board of Directors of Multicanal approved the issue of US$ 144,000,000 of its Series J Floating Rate Notes under the Global Program for up to US$ 1,050,000,000.

       The Series J Notes were issued on August 24, 2001 in the amount of US$ 144 million, and the maturity date is August 22, 2003. The Series J Floating Rate Notes bear interest at the LIBO rate indicated for deposits in dollars on page "3,750" of the Telerate monitor plus 5.5%. Interest is payable on a quarterly basis.

       On August 24, 2001 the Company issued the Series J Floating Rate Notes, which were exchanged for the Series G and Series I Notes (the maturity of which was extended until August 30, 2001 with the unanimous consent of their holders in connection with the issuance of the Series J Notes). Pursuant to the terms and conditions agreed upon, the Company paid US$ 20,000,000 in cash to the Series G and Series I holders to satisfy all of the Company's obligations corresponding to such Notes.

       Pursuant to the terms of the Series J Floating Rate Notes, the Company must comply with certain covenants, including, without limitation, obligations that restrict: (i) indebtedness; (ii) dividend payments or the making of certain restricted payments; (iii) the granting of certain pledges, and (iv) the sale of certain assets of the Company and certain of its subsidiaries. In addition, the Company agreed that its net debt (Bank and financial debts plus Acquisition-related debt less Cash and cash equivalents) would not exceed US$ 700,000,000, that it will not invest in fixed or capital assets in excess of US$ 40,000,000 during any 12 month-period and that the balances resulting from the sale of its investment in DirecTV Latin America, LLC to Raven Media Investment, LLC would be applied to discharge financial debt.

Repurchases

During the last quarter of 2001 and in January 2002, the Company repurchased notes issued by it for US$ 211,148,000, obtaining a discount with respect to the face value of the Company's debt amounting to US$ 130,995,548. The result of the purchase for the year ended December 31, 2002, amounted to $ 417,776,648, which is recorded under Financial income (expenses) and holding results, net in the consolidated statement of operations.

Deferred Payments

On February 1, 2002, the Company deferred the payment of principal and interest on its 9.25% Notes due 2002 and interest on its 10.50% Notes due 2007 due to the situation of the Argentine economy and the political and social crisis that resulted from the economic, exchange and regulatory measures described in Note
13. Subsequently on February 26, 2002, the Company deferred the payment of interest on its Series J Floating Rate Notes due 2003.

On April 15, 2002, the Company deferred payments of interest on its Series C 10.50% Notes due in 2018, and its Series E 13.125% Notes due in 2009 due to the worsening of the Argentine economic crisis.

On June 4, 2002, the Company announced the designation of JP Morgan Securities Inc. as financial advisor, to assist it in designing alternative means of discharging the deferred payments. (Note 15 (a))


NOTE 8 - SHAREHOLDERS' CAPITAL

As a result of the incorporation of the equity of Plataforma Digital S.A., effective from January 1, 2001 (Note 1 b)), the capital stock of Multicanal, as the absorbing company, was increased by Ps. 867,810, from Ps. 365,953,227 to Ps. 366,821,037, by the issue of 867,810 non-endorsable, registered, ordinary Class A shares of Ps. 1 par value with five votes per share, which were delivered to Grupo Clarin S.A. in exchange for the shares held by it in Plataforma Digital S.A. This capital increase is pending registration.

As a result, the shares of the Company are currently held as follows:


=======================================================================================================
                                                      Number of shares
                                      ----------------------------------------------------
              Shareholder               Class A            Class B             Total      % Holding
-------------------------------------------------------------------------------------------------------
Grupo Clarin S.A.                        80,679,409    21,957,194  (1)        102,636,603  27.98
Multicanal Holding LLC                  119,655,068         27,909,472    147,564,540 (2)  40.23
Arte Grafico Editorial Argentino S.A.             -        116,619,894        116,619,894  31.79
                                      -----------------------------------------------------------------
Total                                   200,334,477        166,486,560        366,821,037   100.00
=======================================================================================================

(1) On March 30, 2001, the Company's Board of Directors authorized the granting and registering of a pledge on 4,791,503 Class B shares owned by Grupo Clarin S.A., as collateral for Video Cable Comunicacion S.A.'s deferred taxes in the amount of Ps. 2,982,126 and Ps. 3,055,166 corresponding to investments made in Sierras de Mazan S.A. In addition, in line with the Administracion Federal de Ingresos Publicos (Tax Authority or the "AFIP") General Resolution No. 846, the Company set up a pledge in its favor on 4,791,503 Class B shares as collateral with BankBoston N.A. in favor of the AFIP.

     On January 24, 2002 the Board of Directors of the Company authorized the creation and registration of a security interest on (i) 367,954 ordinary book entry Class B shares held by Grupo Clarin S.A. to secure tax deferrals for Ps. 463,620 made by Video Cable Comunicacion S.A. in Sierras de Mazan S.A.; (ii) 2,146,107 ordinary book entry Class B shares held by Grupo Clarin S.A. to secure tax deferrals for Ps. 2,704,095 made by Enequis S.A. in Sierras de Mazan; and (iii) 1,299,498 ordinary book entry Class B shares held by Grupo Clarin S.A. to secure Ps. 1,637,355, i.e. the total amount of the debt deferred by Cable Video Sociedad Anonima in Valle del Tulum. Those shares were pledged as collateral in favor of the AFIP through BankBoston N.A.

(2) Of this holding, 62,333,333 shares (40,094,948 ordinary Class A shares and 22,238,385 ordinary Class B shares) are pledged in favor of TI Telefonica Internacional de Espana S.A. On November 11, 2000 TI Telefonica Internacional de Espana S.A. gave notice of the assignment of the right to collect the price balances and the rights on the shares pledged in favor of Telefonica Media S.A.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

(a) Acquisition and sale of cable systems

(i) Acquisition of cable systems in Paraguay

On December 12, 1997, the Company entered into two agreements for the acquisition of 14 cable systems (13 in Paraguay and 1 in Clorinda, Argentina). The closing of the transaction was scheduled for November 15, 1997, which was subject to the seller's compliance with certain conditions, including obtaining various regulatory approvals from the government of Paraguay, which were ultimately not obtained. The Company renegotiated the purchase of the subscribers, and the assets and liabilities of the Paraguayan companies. So far, US$ 2,300,000 corresponding to the payment on account of the total price has been paid.

The final agreement was not signed due to the seller's failure to comply with its obligations. The seller signed a promissory note amounting to US$ 2,300,000 and pledged the shares corresponding to certain TV systems in favor of the Company to guarantee compliance with the conditions for the closing of the transaction. As a result of the seller's non-compliance, the Company demanded payment of the promissory note, but the seller brought a claim demanding compliance with the agreement signed on December 12, 1997, reserving the right to determine the amount of damages, and an injunction which was resolved by the Paraguayan court in favor of the plaintiff. This measure prevents collection by the Company of the promissory note amounting to US$ 2,300,000.

On June 19, 2001, the seller communicated to the court the assignment of rights and lawsuits in favor of Lisker S.A., for which court fees were paid. When the Company was informed of this assignment, it filed an appeal challenging the court's decision pursuant to which Lisker S.A. was assigned seller's rights, on the grounds that the agreement had an intuitu personae nature, and that the seller was restricted from assigning rights, according to the agreement. Through a resolution dated August 17, 2001, the court approved the appeal and revoked the rights assigned to Lisker S.A. That ruling was appealed by Lisker S.A., which filed an appeal of the dismissal. This appeal was also dismissed. Subsequently, Lisker S.A. filed an appeal with the Supreme Court of Justice of Paraguay claiming unconstitutionality. Once the complaint regarding the unconstitutional nature of the measure had been replied to, the case was submitted to the Attorney General for a ruling. To answer the requirement the Attorney General asked for the file on the complaint because of refusal to appeal, but as it has been mislaid at present the Civil and Commercial Court of Appeal has not yet sent it. In view of the situation an application will be made for the time periods to be extended and for a reply to the submission on the action brought for lack of constitutionality.

On July 10, 2001 the court ordered that the evidence filed by the seller, which it had obtained in Buenos Aires, be removed from the court file and returned to it. The seller filed a motion to reverse this court decision and an appeal. On July 24, 2001, the court rejected the motion and the appeal. The seller appealed but the appeal was rejected by the Appellate Court in Civil and Commercial Matters, Room 2, on August 13, 2001.

On September 17, 2001, the Company requested the lifting of the provisional remedy, which restrains it from collecting the promissory note for US$ 2,300,000 drawn in the name of the seller. The Court lifted the injunction that had prevented Multicanal from bringing legal action against the seller.

The Company is unable to assure that it will collect the amount due once the injunction has been lifted

(ii) Sale of assets and rights in DirecTV Latin America, LLC.

On August 24, 2001, the Company transferred all of its interests in DirecTV Latin America, LLC and certain contractual rights related thereto to Raven Media Investments, LLC, a company organized under the laws of the state of Delaware and wholly-owned by Grupo Clarin S.A., for US$ 150,000,000.

The Company received the full purchase price upon the execution of the transfer agreement.

Multicanal reserved the right, subject to certain conditions, to indirectly repurchase the assets sold. This option expires by no later than November 10, 2003.

 (iii) Tres Arroyos Televisora Color S.A. trusts

On September 7, 2001, a Trust Agreement was signed under which the minority shareholders transferred all of their equity interests in Tres Arroyos Televisora Color S.A., representing 38.58% of the stock capital, in favor of the trustee, Mr. Jose Maria Saenz Valiente (h). Multicanal was appointed the trust beneficiary so that the stock in trust is gradually transferred to it provided it pays Ps. 42,876 per month to the trustee over a 10-year period. The trust will be revoked if Multicanal were to fail to pay the consecutive monthly installments.

Additionally, on the same date, September 7, 2001, a beneficial interest on the shares of Tres Arroyos Televisora Color S.A., representing 38.58% of the Company's capital stock and voting rights, was set up in favor of Multicanal, for the earlier of 10 years or the Trust life.

As of December 2002, the trustee transferred 1,389 shares to Multicanal under the Trust Agreement. The participations after the transfer are as follows:
Multicanal owns 16,129 shares representing 67.20% of the capital stock and Fideicomiso Tres Arroyos Televisora Color S.A. owns 7,871 shares representing 32.80% of the capital stock.

(iv) Acquisition of Telemas S.A. Renegotiation of payment of the price balance

On May 2, 1997, through its wholly-owned subsidiary Adesol S.A., the Company acquired 75% of Telemas S.A., a company that provides programming and management services to UHF systems and another seven cable operators in Uruguay. On July 15, 1999 the Company established that Adesol S.A. would acquire the remaining 25% of Telemas S.A. and agreed to pay US$ 12.4 million in six half-yearly installments, the first four of which were paid on December 15, 1999, June 15 and December 15, 2000 and June 15, 2001 (payment corresponding to December 31, 2001 had been made in advance). The amount of the final installment due on June 15, 2002 was renegotiated, being payable in 24 installments from July 2002. In accordance with an addendum dated November 2002, the Company and Adesol S.A. partially renegotiated their financing obligations with maturities from October 2002 through March 2003, reducing the amount of the installments and adding a final installment corresponding to the difference. The restriction on the sale of Adesol S.A. and Telemas S.A. will continue to be in effect until those installments have been settled.

(v) Acquisition of Dorrego Television S.A

Through the agreement entered into on October 15, 2002 in relation to the purchase of the capital stock of Dorrego Television S.A. and Cable Video Sur S.R.L., the Company assumed the outstanding obligations of the purchaser - amounting to $ 250,000 - with the previous shareholders of Dorrego Television SA. and agreed to settle that debt in 30 monthly installments using a formula based on a basic subscription fee charged in Coronel Dorrego. On December 15, 2002 the Company entered into an agreement whereby it assumed the obligations of the seller with the previous owners of Cable Video Sur SRL. The obligations of the seller were secured with a pledge on 99% of the quotas of Cable Video Sur S.R.L. The Company agreed to pledge the shares of Dorrego Television SA. in exchange for the release of the pledge on the installments of Cable Video Sur S.R.L. It was also agreed that the total payment of $ 829,641 would be made in 39 monthly installments and six semi-annual installments.

(b) Litigation

The Company is involved in litigation from time to time in the ordinary course of business. In Management's opinion, the lawsuits in which the Company is currently involved, individually and in the aggregate, are not expected to be resolved for amounts that would be material to the Company's financial condition or results of operations.

(c) Operating licenses

The Company's operating licenses, obtained from the Comite Federal de Radiodifusion (Federal Broadcasting Committee or "COMFER"), have been generally granted for a period of 15 years, with the option to extend the licenses for an additional ten-year period, counted as from the expiration of the original term. The Company has requested the extension of the term for several licenses. The extension of the licenses is subject to approval by the COMFER. Although management considers that the risk that the Company will be unable to renew its licenses in the future remote, it cannot provide assurance that the Company will obtain any such extensions.

(d) Pending approvals

The Company has applied for COMFER approval of several transactions, including the various corporate reorganizations in which several operating subsidiaries were merged into the Company, certain transfers and other acquisitions of cable television companies. In addition, the Company has requested the COMFER to approve the elimination of certain headends. Although most of these approval petitions are pending, the Company expects to receive all such approvals in due course. Notwithstanding the foregoing, the Company can give no assurance that such approvals will be granted by the COMFER or any successor agency.

The merger-spin-off of Fintelco S.A., Video Cable Comunicacion S.A. ("VCC") and CV Inversiones S.A., are pending approval by the IGJ. The last increase in capital stock resulting from the merger that will be deemed effective as of January 1, 2001 is pending registration with the IGJ. Furthermore, the reorganization processes carried out by the Company before the merger are also pending registration.

(e) Claims by COMFER

(i) Administrative proceedings

The COMFER has brought administrative proceedings against the Company because of failure to comply with certain terms of the Broadcasting Act.

As a result of these proceedings, the Company has taken part in a payment facilities regime established by Government Decree 1201/98, as amended by Decrees 644/99 and 937/99, in order to pay the penalties for violations of the broadcasting law that allegedly occurred prior to December 9, 1999. This mechanism provides for: (i) an 85% reduction in any fines in connection with these proceedings, and (ii) cash payments of the amount to be determined, or crediting of the amount to TELAM S.A. for use in public service campaigns run by the Federal Government. The COMFER notified the Company, by means of Note 2872/02, that the "Amount payable" amounts to $ 5,295,359. The Company intends to pay this amount by providing advertising time in future broadcasts.

On December 13, 2001 the Company took part in a new payment facilities regime established by Decree 2362/02 of the National Government for the payment of fines imposed on the Company or derived from non-compliance with broadcasting regulations between January 1, 2001 and October 31, 2002, inclusive. Under this regime, the following alternatives are available: (i) to make payment in cash, or (ii) to apply the resulting amounts in favor of the National Secretariat of Communication Media and the Comfer for campaigns for the public interest organized by the National Government. It is the Company's intention to pay the fines by providing advertising time in future broadcasts.

(ii) Demand for payment from Vidycom S.A.

The COMFER filed a claim whereby it demanded payment from Vidycom S.A. ("Vidycom"), a company absorbed by Multicanal in 1995, of all the differences in its favor as a result of its participation in the tax exemption established by Resolution No. 393/93.

The tax authorities based their rejection of the mentioned tax exemption on the following grounds: (a) Vidycom was asked to make payment on several occasions, but did not comply with COMFER's requirements, (b) no documentation supporting the investments committed by the company was provided and (c) no evidence was provided of the weather phenomenon as a result of which the previous shareholders had requested the tax exemption.

The amount of the claim, which would be equivalent to 30% of the rate paid in 1994, 20% of the rate paid in 1995 and 10% of the rate paid in 1996, plus the corresponding interest, has not yet been determined.

According to Multicanal, there are questions of fact and of law in its favor which would lead COMFER to reassess its position. Consequently, no amount has been recorded in the financial statements at December 31, 2002.

(iii) Demand for payment due to rejection of requests for exemption

The COMFER issued various resolutions announcing the rejection of the request for exemptions filed under the terms of Resolution No. 393/93 to the holders of broadcasting licenses absorbed by Multicanal and to demand payment of sums due plus interest.

The Company considers that there are allegations of fact and questions of law in its favor that would require Comfer to review its position, but the Company cannot provide any assurance that the authorities will rule in favor of the Company.

(iv) Claims against Difusora S.A.

On April 25, 2001 COMFER notified Difusora S.A., a company absorbed by Multicanal, of the amount it must pay as a result of its participation in the payment facilities regime. The amount is Ps. 107,106, which will be paid with advertising time according to the option elected by the Company.

In addition, on February 8, 2002, the COMFER notified Difusora S.A. that the "Amount to be Settled" corresponding to an action brought due to infringements that allegedly occurred between May 1 and December 9, 1999 is Ps. 17,054. An application to inspect the file was presented in order to challenge that assessment.

(f) Other regulatory aspects

In February 1995, the City of Buenos Aires issued a municipal ordinance regulating the authorization for the installation of TV cable networks. Such ordinance establishes several alternatives for cable installation on the street, namely: by underground laying, center of city block or posting. The ordinance established a maximum term of 7 years for cable operators to adapt their wiring networks according to the requirements of the ordinance. Although the Company has been adapting its network, it has had difficulties making its network fully compliant as a result of the economic crisis in Argentina, the current lack of financial stability and the successive tax charges, which have forced the Company to apply its resources and income to ensuring the continuity of its business and greatly reduce its capital expenditures. On September 30, 2002 the Company requested suspension of the terms established by ordinance 48,899.

(g) Commitments to make contributions to Fintelco S.A.

Fintelco S.A. had a negative shareholders' equity as of November 30, 2002. Under the Argentine Commercial Companies Law, this could bring its dissolution, unless its capital is restored. Decree No. 1269/02 of the National Executive Branch suspended the application of the abovementioned regulation until December 10, 2003. The Company and Cablevision S.A. each hold 50% of the equity of Fintelco S.A. and, in that proportion, the Company has undertaken to make the contributions required to pay the liabilities of Fintelco S.A. and of its subsidiaries when due.

(h) Complaints against the Supercanal Group

The Company brought various claims against Supercanal Holding S.A. and its subsidiaries (the "Supercanal Group"), including an action to declare resolutions adopted during the Extraordinary Shareholders' Meeting of Supercanal Holding S.A. on January 25, 2000 to reduce capital stock of Supercanal Holding S.A. to Ps. 12,000 and subsequently increase capital to Ps. 83,012,000 null and void. The Court issued an injunction requested by the Company but required that the Company post bond for Ps. 22,000,000 for potential damages that could be assessed against the defendant, should the complaint be dismissed. The remedy was granted against the issue of a surety bond. The Court of Appeals revoked the injunction. The Company has filed an extraordinary appeal against that resolution, claiming it is both "arbitrary" and "damaging to the institution". The appeal is in the process of being heard, and a ruling thereon is pending. Other legal actions were initiated, claiming the suspension of: i) the last three Ordinary Shareholders' Meetings of Supercanal Holding S.A. and ii) the guarantees granted by Supercanal S.A. on bank loans exclusively in favor of the group controlling Supercanal Holding S.A. (Grupo Uno S.A. and affiliated companies). In addition, a claim for dissolution and liquidation of Supercanal Holding S.A. was brought jointly with the action for removal of all the members of the Board of Directors and the Surveillance Committee, and the dissolution of Supercanal Capital N.V.

Supercanal Holding S.A. and other companies of the Supercanal Group filed for bankruptcy proceedings with the National Court of First Instance on Commercial Matters No. 20, Secretariat No. 40. and the procedures began on April 19, 2000.

As a result of the revocation of the preliminary injunction mentioned above, on December 12, 2001 the Company was notified of the filing of a claim by Supercanal Holding S.A. for damages caused by the granting of the preliminary injunction that was subsequently revoked. It has been claimed that the suspension of the effects of the meeting held on January 25, 2000 resulted in the cessation of payments to Supercanal Holding S.A.

 The Company answered the complaint and rejected the liability attributed to it based on the fact that the cessation of payment had taken place before the date of the meeting that was suspended by the preliminary injunction, according to documentation provided by the plaintiff itself. Furthermore, the suspension of the meeting did not prevent capitalization of the Company through other means. Based on the record of the case, the Company considers that the claim filed should be rejected in its entirety, and the legal costs should be borne by the plaintiff.

No assurance can be provided that the Company will obtain an economic or financial gain as a result of these actions. Presently, as a result of the ancillary jurisdiction of the bankruptcy proceedings of Supercanal Holding S.A., all the claims are brought in the abovementioned Court.

(i) Value Added Tax.  Tax Authority assessment.

The Tax Authority notified the Company of the issuance of Resolution No. 18/2001, under which the Tax Authority has officially assessed the tax debits corresponding to the monthly fiscal periods between September 1996 and September 1998 for value added tax, as a result of income from advertising in the cable TV program magazine which is distributed monthly by the Company. Consequently, the Tax Authority resolved that the Company must pay: (i) Ps. 1,861,705 in this respect; (ii) Ps. 2,161,971 as compensatory interest and (iii) a fine of Ps. 1,489,364, equivalent to 80% of the value added tax allegedly omitted.

The Company filed an appeal against this resolution with the National Fiscal Court, requesting it to declare the resolution unfounded, and invalidating the Tax Authority's official assessment, the compensatory interest and the fine imposed. The tax authorities has responded to the pleading forwarded and the case is pending ruling. Even though the Company has factual and legal arguments which uphold its position, we cannot give any assurance that the Company will obtain a favorable decision on the filed appeal.

NOTE 10 - LONG-TERM INVESTMENTS

Investments carried under the equity method are as follows:


                                  Direct percentage
                                   participation in                                  Equity in the gains (losses)
            Company                  voting stock              Investments             of affiliated companies
-------------------------------------------------------------------------------------------------------------------
                                          %                                              For the year ended
                                                              December 31,                    December 31,
                                 ----------------------------------------------------------------------------------
                                                           2002           2001           2002            2001
                                                      -------------------------------------------------------------
                                                                                    $
                                                      -------------------------------------------------------------
VER T.V. S.A. (1)............           49.00             6,488,278      3,369,703      3,227,892         275,357
Fintelco S.A.................           50.00           (22,007,433)   (39,111,696)    17,104,263      (4,045,820)
                                                      -------------------------------------------------------------
                                                        (15,519,155)   (35,741,993)    20,332,155      (3,770,463)
                                                      =============================================================

(1) At December 31, 2002 the retained earnings that represent undistributed earnings amount to Ps. 6,324,971.

NOTE 11 - EXEMPTIONS OBTAINED

By Resolution No. 1080/97 dated October 26, 1998, the COMFER released certain subsidiaries that had merged with Multicanal from taxes payable to the COMFER over a three-year period in an amount of up to Ps. 10,000,000 beginning September 1, 1998 as per the following detail: first year, from September 1, 1998 through August 30, 1999, 40%; second year, from September 1, 1999 through August 30, 2000, 45%; and third year, from September 1, 2000 through August 30, 2001, 50%.

The amount of tax charges accrued over the exemption period must be assigned to the execution of investment and operating recovery projects. In the event of a failure to satisfy the conditions under which the COMFER granted the exemption, the COMFER reserved the right to unilaterally declare the annulment of the administrative act approving the exemption, once arrears have been confirmed and corresponding supplementary term fixed.

NOTE 12 - ANTITRUST CONSIDERATIONS

In September 1998, the Santa Fe branch of Asociacion del Consumidor ("Consumer Association") filed with the Comision Nacional de Defensa de la Competencia (the "National Commission for the Defense of Competition" or "CNDC") a complaint against Multicanal and Cablevision S.A. alleging the existence of anticompetitive practices in the city of Santa Fe. Consumer Association claims that by dividing the subscribers, assets and liabilities of the VCC Group and the Santa Fe Systems, the Company and Cablevision S.A. engaged in abuse of a dominant market position and concerted actions to distribute the Santa Fe cable market among themselves. The Company filed an answer to the complaint in which it requests the CNDC to dismiss the complaint on the grounds of lack of a factual basis and for failure to state a cause of action under the relevant provisions of the Antitrust Law. The Company cannot assure that the final decision shall be favorable to Multicanal, or that no further actions shall be brought against the Company and/or Cablevision S.A. with respect to the division of the VCC Group, the Bahia Blanca Systems and the Santa Fe Systems.

On January 13, 1999, the CNDC notified the Company that a complaint had been filed by the Santa Fe commerce department alleging the existence of anticompetitive practices by VCC in the city of Rosario, Province of Santa Fe, prior to Multicanal's acquisition of this company. Although the Company has filed an answer to the complaint with the CNDC, the Company cannot give any assurance that its arguments will prevail and the final decision will be favorable to it or that it will not be fined.

On February 18, 1999, the CNDC issued a resolution initiating an investigative proceeding into an alleged agreement between the TV cable operating companies VCC, Multicanal and Cablevision S.A. and those providing Television Satelital Codificada S.A. and Tele Red Imagen S.A. channels. Such agreement is alleged to consist of fixing of minimum prices for the trading of channels owning rights to the broadcasting of football tournaments organized by the "Asociacion de Futbol Argentino" in Federal Capital and Greater Buenos Aires. The investigation spans from the year 1995 through the date of the resolution. On October 12, 1999 the Company filed a discharge with CNDC under the terms of section 23 of the Competition Defense Law, producing corresponding evidence. On February 10, 2000, the submission of evidence period concluded and the case was submitted for a ruling by the Court, by means of a resolution dated September 26, 2001 the Commission penalized the companies with a fine, which in the case of Multicanal amounts to $ 352,859. The resolution under which the fine was applied has been appealed by the Company on October 8, 2002. The Company can give no assurance that the final outcome will be favorable to it.

On March 12, 1999, the owner of a cable television operating company in the city of Roldan, Province of Santa Fe, filed a complaint against Multicanal for alleged anticompetitive practices in such city. Although the Company has filed an answer to the complaint with the CNDC, the Company cannot give any assurance that its arguments will prevail and the final decision will be favorable to it or that it will not be fined.

In December 2001, Gigacable SA., a cable TV operator operating in certain areas of the Provinces of Santa Fe and Corrientes, filed a complaint before the CNDC accusing Multicanal of (i) having divided areas in which the companies provide services with Cablevision S.A., (ii) uncompetitive practices, and (iii) selling the subscription for a price below Multicanal S.A.'s usual price. On December 6, 2001 the Company answered the complaint.

As of the date of the issuance of the financial statements, the CNDC is analyzing the answer filed by Multicanal. The Company cannot provide assurance that the dispute will be settled or whether it will be fined if no agreement is reached.

The Interior Trade and Consumer Defense Bureau of the Province of Entre Rios filed a complaint against the CNDC for the presumed division of areas between Multicanal and its competitors. On May 4, 1999, the Company filed a document providing explanations in accordance with section 20 of the Competition Defense Law, requesting that the claim be rejected. However, no assurance can be provided that the final ruling will be in the Company's favor.

NOTE 13 -    ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY'S
             ECONOMIC AND FINANCIAL POSITION

Argentina is immersed in a critical economic situation. The main features of the current economic context are a major external debt burden, high interest rates, a financial system in crisis, country risk indicators far above normal average and an economic recession that has already lasted more than four years. This situation has led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment. The Government's ability to comply with its commitments has been impaired, which led it to default in the payment of external debt services at the beginning of 2002. Furthermore, it is expected that there will be presidential elections during 2003.

To overcome the crisis the country is undergoing, as from December 2001 the government issued measures to restrict the free availability and circulation of cash and the transfer of foreign currency abroad. Subsequently, as from January 2002, laws, decrees and regulations were enacted that involved profound changes to the prevailing economic model. Among the measures adopted was the floating of the exchange rate, that led to a significant devaluation of the Argentine peso during the first months of 2002; the pesification and indexation of certain assets and liabilities in foreign currency held in Argentina, the deferral of tax deduction of certain losses caused by the devaluation, and the suspension of the causes of dissolution due to loss of capital stock and obligatory capital reduction established by the Corporations Law.

As a result of the changes adopted, in 2002 there was a 118% increase in the internal wholesale price index, according to information published by the National Institute of Statistics and Census.

The impact generated by all these measures adopted to date by the Government on the financial situation of the Company at December 31, 2002 was calculated according to the evaluations and estimates made by Management at the date of preparing the financial statements. Actual results could differ from the evaluations and estimates made at the date of preparing these financial statements and these differences could be significant. Therefore, the Company's financial statements may not report all the adjustments that could result from these adverse conditions. Furthermore, at this time it is not possible to foresee the future development of the country's economy or its consequences on the economic and financial situation of the Company. Thus, any decision that must be made on the basis of these financial statements must take into account the effects of these measures and their future development and the Company's financial statements must be considered in the light of these uncertain circumstances.

In the year ended December 31, 2002, the Company recognized a net loss of Ps. 938,460,515 and a shortfall in consolidated working capital amounting to Ps. 1,993,961,768. Continuing adverse market conditions and their negative effect on the Company's cash flows, coupled with limited liquidity, are likely to limit the Company's ability to meet its obligations. All of these matters raise substantial doubt about the Company's ability to continue as a going concern.

In addition, as a result of the recording of the negative shareholders' equity mentioned above the Company falls under the provisions of paragraph 5 of section 94 of the Corporations Law, which establishes the dissolution of corporations. Those regulations were suspended until December 10, 2003 by Decree No. 1269/02 issued by the National Government.

The financial statements have been prepared assuming that the Company will continue as a going concern. Therefore, these financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain profitable operations and positive cash flows.

NOTE 14  -   CHANGES IN UNAPPROPRIATED RETAINED EARNINGS AT THE BEGINNING OF THE
             YEAR

On July 15, 2002, the Company filed its annual report on form 20-F with the Securities and Exchange Commission.

Within the framework of a macroeconomic crisis in Argentina in recent months, the Company reviewed its evaluations and estimates of the future development of the business and the possibility of recovering its long-term assets based on information available at that time. On the basis of those estimates and evaluations, the Company recorded an allowance for impairment of its consolidated intangible assets amounting to $326,077,446, thus amending the financial statements at and for the year ended December 31, 2001 and at and for the three month period ended March 31, 2002 previously filed by the Company.

NOTE 15 -    SUBSEQUENT EVENTS

a) Restructuring process

As a result of the expiration of the existing Global Program, on January 22, 2003 the shareholders approved a new global program for the issuance of unsecured negotiable obligations, in various currencies, for a maximum amount of the equivalent of US$ 300,000,000 over a term of five years as from the date of authorization of the program by the CNV. An application for public offer and listing of the Global Program was filed with the CNV and the BCBA (Buenos Aires Stock Exchange) on January 24, 2003, which is pending as of the date of issue of these financial statements.

As a first stage in the financial debt restructuring process, on January 31, 2003 the Company launched an offer to purchase (the "Cash Tender Offer") a part of its 9 1/4% Notes due 2002, 10 1/2% Notes due 2007, 13.125% Series E Notes due 2009, Series C 10 1/2% Notes due 2018 and Series J Floating Rate Notes due 2003 (together, the "Existing Notes"), and other financial indebtedness (the "Bank Debt" and together with the Existing Notes, the "Existing Debt") at a price of U.S.$300 per U.S.$1,000 aggregate principal amount of Existing Debt tendered for purchase. The Cash Tender Offer is subject to several conditions precedent, including (a) U.S.$100 million aggregate principal amount of Existing Debt shall have been tendered by holders of Existing Debt (b) the Company's controlling shareholders shall have made an irrevocable cash contribution of U.S.$10 million to the Company on or after the date of the Offer and (c) the execution of an APE by the Company and holders of at least U.S.$380 million aggregate principal amount of Existing Debt, acting directly or through an attorney-in-fact, in accordance with the terms prescribed by Argentine law to make such agreement enforceable in Argentina for purposes of Chapter VII, Title II of the Argentine Bankruptcy Law; provided that the participants agree in the aggregate to allocate their Existing Debt between the two options presented to them so that the level of participation in one option does not exceed by more than 10% the level of participation in the other option (as a percentage of the total consideration being offered in each of such options). The Cash Tender Offer, which was scheduled to expire at 5:00 p.m. New York City time, March 3, 2003, has been extended until March 12, 2003 at 5:00 p.m. New York City time, unless extended by the Company in its sole discretion. As of March 3, 2002, approximately U.S.$93.5 million principal amount of Existing Debt had been tendered in the Cash Tender Offer.

 On February 7, 2003, as a second stage of the restructuring process Multicanal announced that it is soliciting (the "APE Solicitation") from holders of Existing Debt powers of attorney in favor of an attorney-in-fact, to execute an acuerdo preventivo extrajudicial (the "APE"). Upon approval (homologacion) of the APE by the Bankruptcy Court (the "Court Approval"), each holder that accepted the APE Solicitation will receive, for each U.S.$1,000 principal amount of Existing Debt tendered in connection with the APE Solicitation, at its option, either (i) U.S.$1,000 principal amount of the Company's 10-Year Step-Up Notes (the "10-Year Notes") or (ii) U.S.$315 principal amount of either (A) the Company's 7% 7-Year Notes (the "7-Year Fixed Rate Notes") or (B) the Company's 7-Year Floating Rate Notes (the "7-Year FRNs", together with the 7-Year Fixed Rate Notes, the "7-Year Notes", and the 7-Year Notes together with the 10-Year Notes, the "New Notes"), and 598 of the Company's class C shares of common stock (the "Class C Shares"). The Company is seeking to (i) exchange approximately U.S.$100 million principal amount of its Existing Debt for U.S.$100 million of 10-Year Notes, (ii) exchange U.S.$157.4 million principal amount of its Existing Debt for U.S.$102.3 million of its 7-Year Notes and capitalize approximately U.S.$167.4 million principal amount of its Existing Debt. The Company will not pay any accrued and unpaid interest (including default interest and additional amounts, if any) on the Existing Debt that is exchanged or capitalized pursuant to the APE.

The APE Solicitation is subject to several conditions precedent, including (i) the Company's controlling shareholders shall have made an irrevocable cash contribution of at least U.S.$10 million to the Company on or after the date of the Cash Tender Offer, (ii) an APE shall have been executed by the Company and holders of at least U.S.$380 million aggregate principal amount of Existing Debt, acting directly or through an attorney-in-fact, in accordance with the terms prescribed by Argentine law to make such agreement enforceable in Argentina for purposes of Chapter VII, Title II of the Argentine Bankruptcy Law; provided that the participants agree in the aggregate to allocate their Existing Debt between the two options presented to them so that the level of participation in one option does not exceed by more than 10% the level of participation in the other option (as a percentage of the total consideration being offered in each of such options) and (iii) U.S.$100 million aggregate principal amount of Existing Debt shall have been tendered in the Cash Tender Offer.

The Cash Tender Offer is currently schedule to expire at 5:00 P.M., New York City time, on March 12, 2003, unless extended by the Company in its sole discretion.

Since the Cash Tender Offer and the APE Solicitation are not regulated by applicable CNV and BCBA regulations, the Company has notified both restructuring stages to the CNV and the BCBA and filed the prospectuses prepared by the Company and the remaining related documentation. The mentioned prospectuses were published for investors in the daily gazette of the BCBA.

b) Notification of petitions for bankruptcy filed against the Company

In February 2003 the Company was notified of the filing of 21 petitions for bankruptcy against it as a result of the Company's postponing of payments of principal and interest on its negotiable obligations. The Company answered the notices served and requested that the intervening judge reject those petitions based on the grounds explained in the filings.

If the restructuring process undertaken by the Company is unsuccessful it will likely have to file voluntary insolvency proceedings.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.
                                                                                                            Exhibit

INFORMATION  REQUIRED BY SECTION 64,  SUB-SECTION  b) OF LAW No.  19550 for the years ended  December  31, 2002 and
2001 (Consolidated) (Expressed in Argentine pesos)

                       (Expressed in Argentine pesos of December 31, 2002 purchasing power)

===================================================================================================================
            Caption                  Direct         General and      Selling and        Total at December 31,
                                   operating      administrative      marketing
                                   expenses           expenses        expenses      -------------------------------
                                                                                         2002            2001
-------------------------------------------------------------------------------------------------------------------
                                                                          $
                                 ----------------------------------------------------------------------------------
Payroll and social security        50,925,028       11,799,295       23,190,500       85,914,823     147,262,357
Employees' dismissals                 814,380          283,918        2,484,134        3,582,432       2,191,235
Taxes rates and contributions      11,278,106       10,525,021          262,631       22,065,758      45,269,500
Insurance                              37,668          189,905                -          227,573               -
Programming rights                188,532,169                -                -      188,532,169     287,705,769
Printing and distribution of
  magazines                        15,289,822                -                -       15,289,822      28,718,654
Fees and compensation for
  services                            790,503       12,768,689           60,724       13,619,916      15,185,854
Commissions                         4,507,710       16,674,889           14,186       21,196,785      35,783,339
Overhead                            3,281,532         769,338            59,705        4,110,575       3,665,695
Personnel expenses                  2,723,849        1,705,460        1,506,300        5,935,609      13,367,524
Building expenses                     279,913        6,652,617                -        6,932,530      13,021,550
Vehicles expenses                           -        3,127,562                -        3,127,562       4,717,701
Rentals                            15,822,255        2,455,099                -       18,277,354      30,653,046
Security and surveillance              58,482        2,240,786            2,956        2,302,224       3,428,211
Representation and travel
  expenses                             78,789        1,168,201                -        1,246,990       2,292,295
Office expenses                       168,468        2,812,228           33,871        3,014,567       3,771,074
Publicity and advertising                   -                -       10,908,099       10,908,099      11,014,072
Sundry                             15,581,106       10,934,391                -       26,515,497      45,042,455
                                 ----------------------------------------------------------------------------------
Total at December 31, 2002        310,169,780       84,107,399       38,523,106      432,800,285
                                 ==================================================================================
Total at December 31, 2001        498,531,491      135,151,173       59,407,667                      693,090,331
===================================================================================================================

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   MULTICANAL S.A.



Buenos Aires, Argentina, March 12, 2003            By: /s/ Adrian Meszaros
                                                       -------------------
                                                       Adrian Meszaros
                                                       Chief Financial Officer